P.E. 12/31/06

33-51406



THE Middleton DOLL COMPANY

AR/S



April 2007

Dear Fellow Shareholder:

On behalf of the Board of Directors and management of The Middleton Doll Company, we cordially invite you to attend our Annual Meeting of Shareholders at 10:00 a.m. on Tuesday, June 5, 2007. The meeting will be held at our headquarters in the offices of our License Products subsidiary, which does business as FirsTime Manufactory. FirsTime Manufactory is located at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement discuss the business to be conducted at the meeting. A copy of our Annual Report on Form 10-K is also included in this booklet.

We encourage you to attend the meeting in person. **Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it in the accompanying postage-paid envelope as promptly as possible.** This will ensure that your shares are represented at the meeting.

2006 HIGHLIGHTS

In 2006, we made good progress on our strategies to reposition the company by liquidating the financial services segment and to improve the long-term performance of our core consumer products business.

Financial Results

On a consolidated basis, the company reported a consolidated net loss of $376,088 or $0.10 per diluted share for 2006, compared to a loss of $1,544,602 or $0.42 per diluted share in 2005. The consumer products segment reported a net loss of $3,411,361 and the financial services segment reported net income of $1,661,030 for 2006. Additionally, we reported a net gain on the redemption of certain preferred stock shares of $2,268,103 and paid preferred stock dividends of $893,860 in 2006.

Financial Services Segment

Our strategy to liquidate the financial services segment includes selling off the real estate assets and reducing the loan portfolio. During 2006, we sold 11 of our 12 leased properties for a gain of $2.24 million. The remaining leased property, which has a carrying cost of $1.41 million, is listed with a commercial realtor. At year-end 2006, we had six loans remaining in the loan portfolio totaling $463,575. We have established a loan loss reserve against some of these loans and will continue our efforts to liquidate the remainder of the loan portfolio in 2007.

The proceeds from the sale of the financial services assets were used to pay off all of our existing debt, fund the operations of the consumer products segment and to partially redeem outstanding shares of our preferred stock.

1050 Walnut Ridge Drive • Hartland, WI 53029-8303 • Tel 262.369.8163 • www.themiddletondollcompany.com

Consumer Products Segment

In 2006, the consumer products segment continued to be affected by the decline in demand for collectible dolls. In response to this very challenging industry environment, our strategy focused on two areas: (1) reducing operating expenses and controlling inventory, and (2) developing new products and marketing strategies that reflect the changing market for our products.

We made good progress on both fronts. Operating expenses were down $1.29 million in 2006 compared to the prior year and inventory was reduced by 21%. The decrease is the result of actions taken to downsize our leased facilities space and reduce the workforce, and our ongoing efforts to reduce expenses and maintain appropriate inventory levels.

In August 2006, we introduced our new line of play dolls, named the "PlayBabies" collection. This exciting new collection features a series of 13 play dolls, providing a playmate for each stage of a young girl's early development. The dolls, which range from newborn babies to toddlers, have contemporary looks and outfits, as well as accessories including furniture, bedding and attractive room décor items. The new line offers the high quality customers expect from Lee Middleton Original Dolls, at a lower price-point than our limited-edition collectible dolls. The early response to the new collection has been very positive.

We believe the new line of PlayBabies fills a void in the market for truly lifelike, affordable playmates that can "grow up" with today's young girls. The PlayBabies collection is a key part of our "crib to collector" strategy. The PlayBabies line is designed for young girls, up to age five. Our Newborn Nursery® dolls appeal to girls from five through the pre-teen years. After that, our well established Artist Studio Collection™ of exceptional artist-designed collectible dolls provides opportunities for women of all ages to enjoy dolls for the rest of their lives.

In addition to the new product category, we have added a number of talented new artists for all of our lines. We selected artists who are successful in designing and sculpting realistic dolls that reflect the lifestyles of today's young girls in order to broaden the appeal of our dolls and meet the needs of our audience.

Preferred Stock Redemption

In December 2006, we redeemed 259,574 shares of our preferred stock. The shares were redeemed at a price of $16.25 per share through a tender offer. The redeemed shares represented 38.5% of the total outstanding preferred shares at the time of the tender offer.

We must redeem the remaining shares of preferred stock by July 1, 2008. We will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if our consumer products segment can generate sufficient earnings and/or we are able to raise funds from other sources. Our consumer products segment has realized losses from operations in each of the past five years.

New Directors

Two new directors were elected to our Board in February 2007 – Jeffrey B. Rusinow and Douglas M. Schosser. Jeff and Doug's broad experience in the consumer retail, financial and operational areas will be an asset to our Board and management team as we continue to execute our business strategies.

Jeff has 22 years of experience in retail management, holding senior executive positions at Macy's, Gimbel's, the Hudson Bay Company, and most recently, Kohl's Department Stores. Jeff founded Milwaukee's first angel network, Silicon Pastures, and is currently an active member of the venture-capital community.

Doug is the chief financial officer of the northeast region of Key Bank, which is based in Cleveland. He has held CFO and financial oversight positions with Key Corp. and its divisions for the past 11 years, including executive and management positions with McDonald Financial Group, Victory Capital Management and Key PrivateBank.

Summary

With the liquidation of the financial services segment nearing completion and our new line of PlayBabies now introduced to the market, in 2007 we will focus on increasing sales and improving financial performance. As always, our long term goal remains the same: building value for our shareholders.

Sincerely,



Salvatore L. Bando
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
Years Ended December 31

STATEMENTS OF OPERATIONS BY SEGMENT	2006	2005
Consumer Products:		
Net sales	**$ 12,044,872**	$ 14,328,082
Cost of sales	**8,917,258**	9,233,667
Gross profit	**3,127,614**	5,094,415
Total other expenses	**(6,538,975)**	(8,064,400)
Net loss	**$ (3,411,361)**	$ (2,969,985)
Financial Services:		
Total net rental/interest income	**$ 773,134**	$ 2,795,789
Gain on sale of leased properties and other income	**2,352,208**	1,818,790
Total other expenses	**1,464,312**	2,294,095
Net income	**$ 1,661,030**	$ 2,320,484
STATEMENTS OF OPERATIONS – COMBINED		
Total company net loss	**$ (1,750,331)**	$ (649,501)
Gain on redemption of preferred stock, net	**2,268,103**	–
Preferred stock dividends	**(893,860)**	(905,101)
Net loss available to common shareholders	**$ (376,088)**	$ (1,554,602)
Loss available to common shareholders	**$ (0.10)**	$ (0.42)

THE *Middleton*
DOLL COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 5, 2007

TO THE SHAREHOLDERS OF THE MIDDLETON DOLL COMPANY

Notice is hereby given that the Annual Meeting of Shareholders of The Middleton Doll Company will be held at License Products Inc., 1050 Walnut Ridge Drive, Hartland, Wisconsin, on Tuesday, June 5, 2007 at 10:00 a.m., for the purpose of considering and voting upon the following matters:

1. To elect six (6) directors, two (2) of whom will be elected by holders of the Preferred Stock, to hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified;

2. To approve The Middleton Doll Company 2007 Non-Employee Director Stock Plan;

3. To ratify or reject the selection of Virchow, Krause & Company, LLP as the independent registered public accounting firm to audit our financial statements for the year ending December 31, 2007; and

4. To consider and act upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

The Board of Directors is not aware of any other business to come before the meeting. Shareholders of record at the close of business on April 20, 2007, are the shareholders entitled to vote at the meeting and any adjournments or postponements thereof.

We are enclosing a proxy for the annual meeting and a proxy statement. **Your vote is important no matter how large or small your holdings may be. To assure your representation at the meeting, please date the enclosed proxy, which is solicited by the Board, sign exactly as your name appears on the proxy and return the proxy immediately.**

The prompt return of proxies will save us the expense of further requests for proxies to ensure a quorum at the meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if the envelope is mailed within the United States.

By Order of the Board of Directors



Salvatore L. Bando
President and Chief Executive Officer

Hartland, Wisconsin
April 30, 2007

THE *Middleton*
DOLL COMPANY

1050 Walnut Ridge Drive
Hartland, Wisconsin 53029

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 5, 2007

We are providing this proxy statement to you in connection with the solicitation of proxies on behalf of our Board of Directors. The proxies will be used at our annual meeting of shareholders, which will be held at License Products, Inc., 1050 Walnut Ridge Drive, Hartland, Wisconsin, on Tuesday, June 5, 2007 at 10:00 a.m., and all adjournments or postponements thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

VOTING RIGHTS AND PROXY INFORMATION

This proxy statement and the enclosed form of proxy are being mailed to you on or about April 30, 2007. Execution of a proxy given in response to this solicitation will not affect your right to attend the annual meeting and vote in person. Presence at the annual meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. You may revoke your proxy at any time before it is exercised by giving notice to us in writing or in open meeting.

All shares of Common Stock and Preferred Stock represented at the meeting by properly executed proxies received prior to or at the meeting, and not revoked, will be voted at the meeting in accordance with the instructions thereon. The shares represented by executed but unmarked proxies will be voted FOR the persons nominated for election as directors, FOR approval of The Middleton Doll Company 2007 Non-Employee Director Stock Plan (referred to as the 2007 Non-Employee Director Stock Plan), FOR the ratification of the selection of Virchow, Krause & Company, LLP as the independent registered public accounting firm (referred to as the independent auditors) to audit our financial statements for the year ending December 31, 2007, and, on such other business or matters which may properly come before the annual meeting, in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy.

A majority of the shares of Common Stock, 6-2/3 cents par value, and the Series A Adjustable Rate Cumulative Preferred Stock, $.01 par value, as one class, present in person or represented by proxy and entitled to vote, shall constitute a quorum for purposes of the meeting. Abstentions and broker non-votes will be counted for purposes of determining a quorum but will not affect the vote required for approval of the election of directors, the 2007 Non-Employee Director Stock Plan or the ratification of the selection of the independent auditors. Other than the election of directors, the approval of the 2007 Non-Employee Director Stock Plan, and the ratification of the selection of the independent auditors, our management has no knowledge of any matters to be presented for action by the shareholders at the annual meeting.

Only holders of record of Common Stock and Preferred Stock at the close of business on April 20, 2007, are entitled to vote at the annual meeting and at any adjournments or postponements thereof. Holders of Preferred Stock are entitled to vote, as a separate voting class, for the election of two (2) of our directors. In addition to a quorum of the shares of Common Stock and Preferred Stock, as one class, a separate quorum representing a majority of the shares of Preferred Stock is necessary in connection with the voting for such directors. In addition, holders of Preferred Stock are entitled to vote with holders of Common Stock, as one voting class, for the election of the remaining four (4) directors, for approval of the 2007 Non-Employee Director Stock Plan, and for the ratification of the selection of the independent auditors. On April 20, 2007, we had outstanding and entitled to vote 3,802,589 shares of Common Stock and 414,617 shares of Preferred Stock. Restricted stock awards, whether vested or unvested, are included in shares outstanding. The record holder of each outstanding share of Common Stock and Preferred Stock is entitled to one vote.

The Board would like to have all shareholders represented at the meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy and return it in the accompanying postpaid return envelope as promptly as possible. A proxy given pursuant to this solicitation may be revoked at any time before it is voted. Proxies may be revoked by: (a) duly executing and delivering to our corporate Secretary a later dated proxy relating to the same shares prior to the exercise of such proxy, (b) filing with our corporate Secretary at or before the meeting a written notice of revocation bearing a later date than the proxy, or (c) attending the meeting and voting in person (although attendance at the meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy should be delivered to Craig R. Bald, Secretary, at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

At the annual meeting, the holders of Preferred Stock will elect, voting as a separate class, two (2) directors to hold office until the next annual meeting and until their successors are duly elected and qualified. Unless the holders of Preferred Stock otherwise specify, the shares represented by the proxies received for the election of two (2) directors will be voted in favor of the election as directors of Peter A. Fischer and David A. Geraldson. The holders of the Common Stock and the Preferred Stock will elect, voting as one class, four (4) directors to hold office until the next annual meeting and until their successors are duly elected and qualified. Unless the shareholders otherwise specify, the shares represented by the proxies received for the election of four (4) directors will be voted in favor of the election as directors of Salvatore L. Bando, Jeffrey B. Rusinow, Douglas M. Schosser and Kenneth A. Werner, Jr.

Proxies of holders of Common Stock cannot be voted for more than four (4) persons and proxies of holders of Preferred Stock cannot be voted for more than six (6) persons. The Board has no reason to believe that any of the listed nominees will be unable or unwilling to serve as director if elected. However, in the event that any of the nominees should be unable or for good cause unwilling to serve, the shares represented by proxies received will be voted for substitute nominees selected by the Board. Directors will be elected by a plurality of the votes cast at the annual meeting (assuming a quorum is present). Consequently, any shares not voted at the annual meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors. Votes will be tabulated by inspectors of election appointed by the Board.

The table below sets forth certain information about the Board's nominees for election as directors. Except as otherwise noted, each nominee has engaged in the principal occupation or employment and held the offices shown for more than the past five years. The table provides information as of March 31, 2007, as to the age, principal occupation, business experience for at least the last five years and period of service as a director for each person.

Mr. Bando is our President and Chief Executive Officer, and Mr. Werner is the President of our subsidiaries, Lee Middleton Original Dolls, Inc. and License Products, Inc. The other executive officer of the company is Mr. Bald, age 33, who has been our Vice President of Finance, Chief Financial Officer, Secretary and Treasurer since 2006; Chief Financial Officer of our consumer products segment since 2004; and Controller of License Products, Inc. since 1999.

All of our directors will hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. We have no arrangements or understandings with any other person pursuant to which any of our directors have been selected for their respective positions. Messrs. Rusinow and Schosser were appointed in February, 2007 to fill Board vacancies resulting from an increase in the size of the Board from four (4) directors to six (6) directors. They were recommended by the independent directors of the Board.

Name	Length of Service	Age	Principal Occupation; Office; Other Directorships
Salvatore L. Bando	Director: Since 1999 Officer: Since 2006	63	Our President and Chief Executive Officer since January, 2006, and previously a director from 1980 until 1997 and an officer from 1980 until 1991. Financial Professional of AXA Advisors, LLC since December, 2004; formerly Special Assistant to the President of the Milwaukee Brewers from September, 1999 to November, 2001. Senior Vice President of Baseball Operations for the Milwaukee Brewers from 1991 to 1999. Director of InvestorsBancorp, a bank holding company, from 1997 to 1999.
Peter A. Fischer	Since 1983	63	Associate Pastor of Portview Christian Center, Port Washington, Wisconsin since 1992; a former Director, and from 1981 to 1989, the President and Chief Executive Officer of Medalist Industries, Inc. (a manufacturer of industrial and consumer products).
David A. Geraldson	Since 1983	75	President since 1993 and prior thereto Secretary and Treasurer of Precision Gears, Inc. (a manufacturer of gears, splined shafts, speed reducers and worm gear winches).
Kenneth A. Werner, Jr.	Director: Since 2006 Officer: Since 2005	59	President of our consumer products segment since June, 2005; President of License Products, Inc. since 1998.
Jeffrey B. Rusinow	Since 2007	52	Chairman of startup venture Neurognostics since 2003; founded venture capital company Silicon Pastures in 2000; former Chairman of Buyseasons, Inc.; former Executive Vice President with Kohls Department Stores.
Douglas M. Schosser	Since 2007	37	Chief Financial Officer of Keybank's Northeast Region since 2006, former Chief Financial Officer of McDonald Financial Group from 2003 to 2006, former Chief Financial Officer of Victory Capital Management and Key PrivateBank from 2001 to 2003.

The Board recommends the foregoing nominees for election as directors and urges the holders of Preferred Stock to vote "FOR" Messrs. Fischer and Geraldson and urges each shareholder to vote "FOR" Messrs. Bando, Rusinow, Schosser and Werner. Shares represented at the annual meeting by executed but unmarked proxies will be voted "FOR" all appropriate nominees.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

General Board and Committee Matters. The Board has a standing Compensation Committee and Audit Committee, but does not have a nominating committee. The Board has adopted written charters for each committee, which are available on our website at www.themiddletondollcompany.com under the selection "Corporate Governance". The Board believes that it is appropriate not to have a nominating committee because the Board's independent directors can adequately serve the function of considering potential director nominees from time to time as needed. The Board has determined that Messrs. Fischer, Geraldson, Rusinow and Schosser are independent under the independence standards of The NASDAQ Stock Market LLC (referred to as NASDAQ).

The Board held four regular quarterly meetings, one special meeting, four audit committee meetings and two compensation committee meetings during the year ended December 31, 2006. Each director attended at least 75% of the aggregate of (a) the total number of meetings of the Board and (b) the total number of meetings held by all committees of the Board on which he served.

Compensation Committee. During 2006, the Compensation Committee, which consisted of Messrs. Fischer and Geraldson, met twice. All of the members of the Compensation Committee were independent (under the independence standards of NASDAQ) in 2006. The Compensation Committee approves all matters relating to the compensation of our directors and officers, including salary rates, participation in any incentive bonus plans, fringe benefits, and other forms of compensation, and approves the grant of stock options under The Middleton Doll Company 2003 Stock Option Plan (referred to as the 2003 Stock Option Plan). The current members of the Compensation Committee are Messrs. Rusinow (Chair), Schosser and Fischer. The Board has adopted a written charter for the Compensation Committee.

Audit Committee. During 2006, the Audit Committee, which consisted of Messrs. Fischer and Geraldson held four meetings during the year ended December 31, 2006. Pursuant to the applicable rules of the Securities and Exchange Commission, all of the members of the Audit Committee were independent (under the independence standards of NASDAQ) and met the independence standards for Audit Committee members in 2006. The current members of the Audit Committee are Messrs. Schosser (Chair), Rusinow and Geraldson. Our Board of Directors has determined that Mr. Schosser qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities with respect to (a) the annual and quarterly financial information to be provided to shareholders and the Securities and Exchange Commission; (b) the system of internal controls that management has established; (c) the internal and external audit process; and (d) our auditing, accounting and financial reporting processes generally. In addition, the Audit Committee provides an avenue for communication between the independent auditors, management and the Board. The Audit Committee has direct responsibility for the appointment, compensation and oversight of the work of our independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Board has adopted a written charter for the Audit Committee.

General Nominating Policies, Procedures and Processes. The independent directors of the Board (as determined under the independence standards of NASDAQ) are responsible for identifying, evaluating and recommending nominees for director. The independent directors are currently Messrs. Fischer, Geraldson, Rusinow and Schosser. In identifying and evaluating nominees for director, the independent directors seek to ensure:

1. That the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives; and

2. That the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to us.

The independent directors look at each nominee on a case-by-case basis regardless of who recommended the nominee to determine whether the proposed candidate meets the Board's minimum qualifications for eligibility, director criteria and is otherwise suitable for further consideration. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the independent directors may take into account all factors they considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge.

At a minimum, each director nominee, whether an independent director-recommended nominee or a shareholder-recommended nominee, must have displayed the highest personal and professional ethics, integrity, values and sound business judgment. Further, each nominee for director should possess the following specific qualities and skills:

1. Exhibit high standards of integrity, commitment and independent thought and judgment. Also be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director.

2. Have substantial management experience and/or financial expertise or prior Board experience with a public company or other relevant experience with a range of skills that will allow a Board member to provide sound guidance with respect to our operations and interests.

3. Have the ability to dedicate sufficient time, energy and attention to ensure the diligent pursuit of his or her duties, including attending Board and committee meetings and reviewing all material in advance.

4. Have the ability to discus major issues and come to a reasonable conclusion. The capability to understand, effectively discuss and make appropriate judgments with respect to issues of importance to us. While being collegial, the candidate should have the ability to be direct and not afraid to disagree on important issues.

5. Have the ability, when requested by the Board, to represent us effectively and its business to the financial press, investment institutions and other company and shareholder constituencies.

6. As applicable or desirable, meet the requirements for independence set forth under the independence standards of NASDAQ for at least a majority of the directors then serving on the Board.

7. Either have direct business exposure to our major businesses and the major businesses of our subsidiaries and/or be ready to participate in direct learning experiences about our major businesses and the major businesses of our subsidiaries.

8. For Audit Committee members, possess experience in the review of financials of comparable levels of difficulty as our financials and meet the additional independence requirements under Securities and Exchange Commission rules.

Process for Shareholder Director Nominees. While the independent directors of the Board are solely responsible for identifying and recommending director nominees to the Board, they will consider candidates recommended by our shareholders for election as directors.

Each shareholder recommendation should include information about the shareholder bringing the nomination. At a minimum, this information should include the number of shares held by such shareholder and the period of time such shares have been held by the shareholder. Each shareholder recommendation should also include information about the nominee. At a minimum, this information should include (a) the name and age of the nominee; (b) the nominee's business background for at least the past five years; (c) any directorships that the nominee holds in other companies; (d) any relationships of the nominee to us, including share ownership; and (e) a description of all arrangements or understandings between such shareholder and each nominee and any other person pursuant to which the nomination is being made.

A shareholder recommendation for a director nominee should be delivered to our corporate Secretary at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029.

The independent directors of the Board will review whether the proposed candidate meets the Board's minimum qualifications for eligibility, director criteria and is otherwise suitable for further consideration. The independent directors of the Board will use the same process and standards for reviewing shareholder recommendations for director nominees as they do for other potential director nominees.

Shareholder Communications with Board of Directors. Shareholders may communicate with the Board (or individual directors serving on the Board) by sending written communications, addressed to any director or to the Board of Directors as a group, to our corporate Secretary at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029, who will ensure that this communication (assuming it is properly marked *care of the Board of Directors* or *care of a specific director*) is delivered to the Board or the specified director, as the case may be.

Attendance of Directors at Annual Meetings. All members of the Board are expected to attend the annual meeting of shareholders barring other significant commitments or special circumstances. All four of our directors attended last year's annual meeting of shareholders (Messrs. Rusinow and Schosser were not members of the Board in 2006).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership by Directors, Nominees and Executive Officers

The following table sets forth information regarding the beneficial ownership of our Common Stock and Preferred Stock as of March 31, 2007 by: (a) each director and nominee; (b) each of the executive officers named in the Summary Compensation Table under "Executive Compensation – Summary Compensation Table"; and (c) by all of the directors, nominees and executive officers (including the executive offers named in the Summary Compensation Table) as a group. Except as otherwise indicated, the named individuals have sole power to vote and dispose of such shares. Except as otherwise indicated, the named individuals have not pledged any of their shares as security.

Directors, Nominees and Executive Officers	Amount Beneficially Owned	Percentage of Outstanding Stock of Respective Class	Percentage of Aggregate Voting Power of Common Stock and Preferred Stock
Salvatore L. Bando			
Common Stock (1)	147,529	4.0%	3.6%
Preferred Stock	377	*	
Peter A. Fisher			
Common Stock (2)	33,033	*	*
Preferred Stock	0	0	
David A. Geraldson (3)			
Common Stock	51,657	1.4%	1.3%
Preferred Stock	534	*	
Jeffrey B. Rusinow			
Common Stock	31,200	*	*
Preferred Stock	0	0	
Douglas M. Schosser			
Common Stock	0	0	0.0%
Preferred Stock	0	0	
Kenneth A. Werner Jr. (4)			
Common Stock	24,540	*	*
Preferred Stock	0	0	
Craig R. Bald			
Common Stock	0	0	0.0%
Preferred Stock	0	0	
All Directors, Nominees and Executive Officers as a Group (7 Persons)			
Common Stock	287,959	7.7%	7.0%
Preferred Stock	911	*	

*Shares owned constitute less than 1% of shares outstanding and less than 1% of votes entitled to be cast.

(1) Includes (a) 56,546 shares held jointly with or by spouse (shared voting and dispositive power) and (b) 11,030 shares held by InvestorsBank's 401(k) profit sharing plan on behalf of this individual.
(2) Includes (a) 11,324 shares held jointly with or by spouse (shared voting and dispositive power) and (b) 12,257 shares held by a Keogh plan on behalf of this individual.
(3) Includes 10,747 shares held jointly with or by spouse (shared voting and dispositive power). Of these shares, 17,145 shares of Common Stock and 267 shares of Preferred Stock have been pledged as security.
(4) Includes 24,540 shares subject to stock options which were exercisable as of or within sixty (60) days of March 31, 2007.

Shareholders Owning More Than Five Percent

The following table provides information concerning persons known by us to beneficially own more than five percent of any class of our voting securities as of March 31, 2007.

Name and Address	Amount Beneficially Owned	Percentage of Outstanding Stock of Respective Class	Percentage of Aggregate Voting Power of Common Stock and Preferred Stock
Thomas G. Berlin (1) Berlin Financial, Ltd. 1325 Carnegie Avenue Cleveland, OH 44115			
Common Stock	410,700	11.0%	10.4%
Preferred Stock	21,397	5.2%	
Richard Margolin (2) 488 Berkeley Avenue South Orange, NJ 07079			
Common Stock	256,323	6.9%	6.8%
Preferred Stock	26,653	6.4%	

(1) Information shown is based on Schedules 13D, as amended, filed with the Securities and Exchange Commission. The Schedules 13D indicate that such party has shared voting power and investment power over all of the shares identified above.
(2) Information shown is based on Schedules 13D, as amended, filed with the Securities and Exchange Commission. The Schedules 13D indicate that such party has sole voting power and investment power over all of the shares identified above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of the Common Stock to file reports of ownership with the Securities and Exchange Commission. Such persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to us, or written representations that no Form 5 was required to be filed, we believe that during the year ended December 31, 2006, all reports required by Section 16(a) to be filed by our officers, directors and more than 10% shareholders were filed on a timely basis other than one Form 4 related to one transaction for each of Messrs. Bando and Geraldson.

EXECUTIVE COMPENSATION

The Compensation Committee of the Board is responsible for all aspects of our compensation package offered to our executive officers and directors. The Compensation Committee determines the compensation package (including the grant of stock options pursuant to the 2003 Stock Option Plan, if any) to be paid to each executive officer and director. The Compensation Committee does not delegate its authority, and generally does not engage an outside national professional consulting firm to assist in determining or recommending the amount or form of executive and director compensation. In the case of executive officers other than the Chief Executive Officer, the Compensation Committee also considers the job performance evaluation and recommendation of the Chief Executive Officer before determining or recommending the compensation for such executive officer.

Summary Compensation Table

The following table sets forth certain information concerning the compensation earned during 2006 by our principal executive officer and our two other most highly compensated executive officers as of December 31, 2006 (each of whose total compensation exceeded $100,000 for fiscal 2006). The persons named in the table are sometimes referred to herein as the "named executive officers". Messrs. Bald and Werner are employed pursuant to employment agreements approved by the Compensation Committee.

2006 Summary Compensation Table

Name and Principal Position	*Year*	*Salary*	*Bonus*	*Stock Awards*	*Option Awards*	*Non-Equity Incentive Plan Compensation*	*Non-Qualified Deferred Compensation*	*All Other Compensation*	*Total*
Salvatore L. Bando Chief Executive Officer and Director	2006	$84,000	$0	$0	$0	$0	$0	$0	$84,000
Kenneth A. Werner, Jr. President of Consumer Products segment and Director	2006	$285,500	$0	$0	$2,944 (1)	$0	$0	$0	$288,444
Craig R. Bald Chief Financial Officer	2006	$120,000	$0	$0	$0	$0	$0	$3,000 (2)	$123,000

(1) This amount reflects the dollar value of the compensation cost of all outstanding option awards recognized over the requisite service period, computed in accordance with Statement of Financial Accounting Standards No. 123R. The assumptions made in valuing the option awards are included under the caption "Stockholders' Equity" in Note 17 of Notes to Consolidated Financial Statements in the 2006 Annual Report on Form 10-K and such information is incorporated herein by reference.
(2) This amount reflects the value of the contribution made by us to the 401(k) plan.

Executive Compensation Program in General. Our executive compensation program is intended to establish a relationship between compensation and our business strategies as well as our goal of maintaining and improving profitability and maximizing long-term shareholder value. The focus of compensation decisions is on the achievement of long-term performance objectives as opposed to the attainment of short-term, narrowly defined goals. The focus on long-term performance objectives is intended to avoid unwarranted adjustments in executive compensation based solely on short-term swings (either up or down) in our markets.

In recommending and establishing levels of executive compensation, it is the policy of the Compensation Committee to (a) offer competitive compensation packages in order to attract and retain key executive officers crucial to our long-term success; (b) provide, on a limited basis, performance-based compensation opportunities (including equity-based awards) which allow executive officers to earn rewards for long-term strategic management and the enhancement of shareholder value; (c) establish a relationship between executive compensation and our annual and long-term strategic goals; and (d) provide compensation programs which recognize and reward individual initiative and achievement.

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits deductibility for federal income tax purposes of compensation in excess of $1 million paid to the Chief Executive Officer and certain executive officers unless certain requirements are met. The Compensation Committee does not believe that in the foreseeable future the annual compensation of any executive officer will be subject to the limit.

Employment Agreement with Mr. Werner. We are a party to an employment agreement with Mr. Werner, dated and effective as of June 20, 2005. Pursuant to the employment agreement, each of our subsidiaries employs Mr. Werner as its President. For his services as President of our subsidiaries, Mr. Werner currently receives a base salary of $285,000 per year. The base salary is adjusted in July of each year in proportion to the change in the consumer price index over the prior one year period. Our Board determines how Mr. Werner's base salary is divided between our subsidiaries. Also, the Board may increase Mr. Werner's base salary in its sole discretion.

In addition to Mr. Werner's base salary, Mr. Werner: (a) is eligible to participate in any medical, health, dental, disability or any other employee benefit plans that our subsidiaries generally make available to their employees, subject to Mr. Werner otherwise meeting the eligibility requirements of the plans; (b) receives the fringe benefits that our subsidiaries make available to their employees generally, including participation in their 401(k) or other profit sharing plans; and (c) may receive cash bonuses based upon the performance of our subsidiaries. If our subsidiaries achieve $1,000,000 of consolidated EBITDA (as defined below) in any fiscal year and Mr. Werner remains an employee at the end of the year, Mr. Werner will receive a cash bonus equal to 2.5% of his base salary. If our subsidiaries achieve $5,000,000 consolidated EBITDA in any fiscal year and Mr. Werner remains an employee at the end of that year, Mr. Werner will receive a cash bonus of $50,000. For purposes of bonus calculations, "EBITDA" means the consolidated sum of the following items for our subsidiaries: (a) net income from continuing operations during the applicable fiscal year, excluding extraordinary gains and income items; (b) interest expense during the applicable fiscal year, net of interest income accrued during that year; (c) federal and state income taxes paid and accrued during the applicable fiscal year; and (d) depreciation and amortization.

Under the employment agreement, each of our subsidiaries has the right to terminate Mr. Werner's employment at any time. If one of our subsidiaries terminates Mr. Werner's employment prior to the expiration of the employment term other than for cause, which includes death and disability, Mr. Werner continues to receive his base salary for a period equal to the remaining term of employment and his 40,900 options granted in connection with a previous employment agreement fully vest. These options were granted under the 2003 Stock Option Plan, vest in 20% increments on January 1, 2004, 2005, 2006, 2007 and 2008 and have an exercise price of $4.72 per share. Mr. Werner may terminate the employment agreement upon ninety days prior written notice.

The initial term of the employment agreement terminates on June 20, 2007. However, beginning on June 20, 2006 and on each day after June 20, 2006, the term of the employment agreement automatically renews for one additional day, such that after June 20, 2007 the term remains evergreen for a one year period unless either party gives written notice to the other to cease such renewals, in which case Mr. Werner's employment will cease as of the end of the then current term of employment.

The employment agreement provides that during the term of the employment agreement and for eighteen months thereafter, Mr. Werner will not engage in certain activities that are competitive with our subsidiaries and that Mr. Werner is subject to certain confidentiality provisions.

Employment Agreement with Mr. Bald. We are a party to a restated employment agreement with Mr. Bald, dated and effective as of December 1, 2006. Pursuant to the restated employment agreement, each of our subsidiaries employs Mr. Bald as its Chief Financial Officer. For his services as Chief Financial Officer, Mr. Bald currently receives a base salary of $136,000 per year (in 2006 he received a base salary of $120,000 per year). Our Board determines how Mr. Bald's base salary is divided between our subsidiaries. Also, the Board may increase Mr. Bald's base salary in its sole discretion, provided that Mr. Bald's base salary will be adjusted each January 1 (beginning January 1, 2008) in proportion to the change in the consumer price index over the prior one year period.

In addition, to Mr. Bald's base salary, Mr. Bald (a) is eligible to participate in any medical, health, dental, disability or other employee benefit plans our subsidiaries generally make available to their employees, subject to Mr. Bald otherwise meeting the eligibility requirements of the plans; (b) receives the fringe benefits that our subsidiaries make available to their employees generally, including participation in their 401(k) or other profit sharing plans; and (c) may receive cash bonuses based upon the performance of our subsidiaries. If our subsidiaries achieve $1,000,000 of consolidated EBITDA in any fiscal year and Mr. Bald remains an employee at the end of that year, Mr. Bald will receive a cash bonus equal to 2.5% of his base salary. If our subsidiaries achieve $5,000,000 consolidated EBITDA in any fiscal year and Mr. Bald remains an employee at the end of that year, Mr. Bald will receive a cash bonus of $25,000.

Under the restated employment agreement, each of our subsidiaries has the right to terminate Mr. Bald's employment at any time by giving written notice to Mr. Bald for cause. If one of our subsidiaries terminates Mr. Bald's employment prior to the expiration of the employment term other than for cause, which includes death and disability, Mr. Bald continues to receive his base salary for a period equal to the remaining term of employment. Mr. Bald may terminate the restated employment agreement upon forty-five days prior written notice.

The initial term of the restated employment agreement terminates on November 30, 2007. However, beginning on December 1, 2006 and on each day after December 1, 2006, the term of the restated employment agreement automatically renews for one additional day, such that after November 30, 2007 the term remains evergreen for a one year period unless either party gives written notice to the other to cease such renewals, in which case Mr. Bald's employment will cease as of the end of the then current term of employment.

The restated employment agreement provides that during the term of the restated employment agreement and for eighteen months thereafter, Mr. Bald will not engage in certain activities that are competitive with our subsidiaries and that Mr. Bald is subject to certain confidentiality provisions.

Equity Arrangements. At December 31, 2006, there were no outstanding options under The Middleton Doll Company 1997 Stock Option Plan. During the third quarter of 2006, our Board terminated the 1997 Stock Option Plan.

At December 31, 2006, there were outstanding options to purchase an aggregate of 40,900 shares under the 2003 Stock Option Plan, at an exercise price of $4.72 per share. As of December 31, 2006, there were 209,100 options available for issuance under the 2003 Stock Option Plan. We did not issue any options to the named executive officers in 2006.

On April 5, 2007, the Compensation Committee awarded Messrs. Werner and Bald restricted shares of Common Stock and nonqualified stock options. The nonqualified stock options were granted under the 2003 Stock Option Plan. Mr. Werner was granted 50,000 restricted shares of Common Stock, and Mr. Bald was granted 25,000 restricted shares of Common Stock. Mr. Werner was granted an option to purchase 100,000 shares of Common Stock, and Mr. Bald was granted an option to purchase 50,000 shares of Common Stock. The option price was $0.33 per share, being the fair market value (namely, the closing sale price of the Common Stock) of a share of Common Stock on April 5, 2007, the grant date.

The shares of restricted stock vest ratably over a three year period from the date of grant, based upon continued service as an employee, or earlier in the event of death or disability or change of control. Prior to vesting, Messrs. Werner and Bald are entitled to receive dividends on the shares of restricted stock (dividends paid in shares of Common Stock are subject to the same risk of forfeiture and restrictions on transferability as the restricted shares) and to exercise voting rights. All of the options vest ratably over a four year period from the date of grant, and expire ten years from the date of grant.

In connection with granting the options, the Compensation Committee amended the 2003 Plan to (a) provide that the exercise price of stock option grants under the 2003 Plan is the fair market value (namely, the closing sale price of the Common Stock) of the Common Stock on the date of the grant, not on the business day immediately prior to the date of grant; and (b) increase the number of shares of Common Stock that may be granted to a participant in any single year from 85,000 to 100,000.

Outstanding Equity Awards

The following table sets forth information on outstanding option awards held by the named executive officers at December 31, 2006, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option. The named executive officers do not hold other equity awards.

Outstanding Equity Awards As Of December 31, 2006

Name	No. of Securities Underlying Unexercised Options (# Exercisable)	No. of Securities Underlying Unexercised Options (# Unexercisable)	Equity Incentive Plan Awards No. of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Salvatore L. Bando	0	0	0	N/A	N/A
Kenneth A. Werner, Jr.	24,540	16,360	0	$4.72	2/18/2013
Craig R. Bald	0	0	0	N/A	N/A

All of the stock option awards were granted in 2003 and vest in 20% increments on January 1, 2004, 2005, 2006, 2007 and 2008. 2006 represented the third vesting period of these awards.

Director Compensation

The following table summarizes the director compensation for 2006 for all of our non-employee directors other than Messrs. Rusinow and Schosser who were not members of the Board in 2006. Messrs. Bando and Werner do not receive any additional compensation for their services as directors beyond the amounts previously disclosed in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash	Total
Peter A. Fischer	$12,000	$12,000
David A. Geraldson	$12,000	$12,000

During 2006, Messrs. Fischer and Geraldson were paid an annual retainer fee of $10,000. Each of those directors was also paid $500 for each of the four regular quarterly Board meetings that they attended, but did not receive any additional compensation for committee meetings or special meetings of the Board or committees that they attended. In 2007, each non-employee director will receive an annual retainer fee of $10,000 and $500 for each regular quarterly Board meeting that they attend.

Equity Compensation Plan Information

EQUITY COMPENSATION PLAN INFORMATION AS OF 12/31/2006

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issues under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	40,900	$4.72	209,100
Equity compensation plans not approved by security holders	0	$0.00	0
Total	40,900	$4.72	209,100

RELATED PERSON TRANSACTIONS

Prior to December 31, 2006, we shared common space and personnel with InvestorsBancorp, Inc. and its wholly-owned subsidiary, InvestorsBank. George R. Schonath, our President and Chief Executive Officer until December 31, 2005, is the President and Chief Executive Officer of InvestorsBancorp and InvestorsBank.

Pursuant to a Loan and Real Estate Services Agreement InvestorsBank administered our loan and real estate portfolios from January 1, 2006 to June 30, 2006. InvestorsBank received a monthly fee equal to (a) 1/12 of 0.25% multiplied by the total amount of loans under management, (b) 1/12 of 0.25% multiplied by the total cost of all of the properties originally acquired by us from Bando McGlocklin Real Estate Investment Corporation (referred to as the Bando investment properties) and (c) 6% of the rents from the real estate portfolio other than the Bando investment properties. For the year ended December 31, 2006, management fees paid to InvestorsBank totaled $45,139. Between January 1, 2006, and June 30, 2006, Ms. Hauke, Chief Financial Officer of InvestorsBank, and our Chief Financial Officer, Vice President Finance, Treasurer and Secretary until December 31, 2005, was required to provide a maximum of 140 hours of accounting services to us under the loan services agreement for an aggregate fee of $17,500. Also under the loan services agreement for the six months ended June 30, 2006, one of our subsidiaries paid the InvestorsBank a fee of $19,554 for rent, real estate taxes, building related and overhead expenses. No additional fees were paid under the loan services agreement. The loan services agreement was terminated effective June 30, 2006.

On January 4, 2006, one of our subsidiaries entered into an asset purchase agreement with InvestorsBank pursuant to which it agreed to sell substantially all of its loans and loan participations to InvestorsBank for an aggregate total purchase price of $15.58 million, plus accrued interest. The purchase price for the sale of the loans and loan participations was the outstanding principal balance of all such loans and loan participations. InvestorsBank completed these transactions on September 8, 2006. In addition, InvestorsBank separately purchased $4.16 million of loans and loan participations from our subsidiary under substantially similar terms. InvestorsBank also paid one of our subsidiaries, $34,633 for fully depreciated furniture and fixtures which InvestorsBank retained at the termination of the loan services agreement.

PROPOSAL NO. 2 - APPROVAL OF 2007 NON-EMPLOYEE DIRECTOR STOCK PLAN

General

On April 25, 2007, the Board adopted, subject to shareholder approval at the annual meeting, the 2007 Non-Employee Director Stock Plan. The purposes of the 2007 Non-Employee Director Stock Plan are (a) to compensate individuals who serve as non-employee directors and (b) to align their interests with those of shareholders by providing some or all of their compensation in shares of Common Stock. Shares issued under the 2007 Non-Employee Director Stock Plan are solely used for the payment of directors' fees. The 2007 Non-Employee Director Stock Plan is not a bonus plan nor does it provide for the grant of any incentive stock-based awards.

The material features of the 2007 Non-Employee Director Stock Plan are described briefly below.

Administration

The Compensation Committee, or another committee of independent directors with the same or similar authority, of the Board (referred to as the Director Plan Committee) will administer the 2007 Non-Employee Director Stock Plan. The Compensation Committee is comprised solely of directors each of whom is a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

The Director Plan Committee has full discretionary authority to administer the 2007 Non-Employee Director Stock Plan, including but not limited to the authority to (a) interpret the provisions of the 2007 Non-Employee Director Stock Plan; (b) prescribe, amend and rescind rules and regulations relating to the 2007 Non-Employee Director Stock Plan; (c) correct any defect, supply any omission, or reconcile any inconsistency in the terms of the 2007 Non-Employee Director Stock Plan; and (d) make all other determinations necessary or advisable for the administration of the 2007 Non-Employee Director Stock Plan.

Eligibility

All non-employee directors are eligible to participate in the 2007 Non-Employee Director Stock Plan. As of March 31, 2007, there were four non-employee directors eligible to participate in the 2007 Non-Employee Director Stock Plan.

Director Fees

The 2007 Non-Employee Director Stock Plan authorizes the Director Plan Committee to determine the amount of fees to be paid to the Non-Employee Directors each year for their annual retainer and for Board and Committee meetings. The Director Plan Committee may provide that such fees will be paid in shares of Common Stock, cash or a combination of the two. In addition, if fees are to be paid in cash, the 2007 Non-Employee Director Stock Plan permits non-employee directors to instead receive Common Stock having a fair market value equal to the cash fees. Currently, the non-employee directors receive an annual retainer fee of $10,000 and $500 for each regular quarterly Board meeting that they attend.

Shares Subject to the Plan

The 2007 Non-Employee Director Stock Plan provides that an aggregate of 200,000 shares of Common Stock (subject to adjustment as described below) will be available for the payment of fees in shares of

Common Stock. Shares issued to a non-employee director at his or her election to receive shares in lieu of cash fees are also available for issuance under the 2007 Non-Employee Director Stock Plan, but such shares will not reduce the 200,000 share amount discussed above. Shares of Common Stock to be granted under the 2007 Non-Employee Director Stock Plan will be made available from presently authorized and issued but not outstanding shares held by us as treasury shares.

Term of Plan

Unless terminated earlier by the Board of Directors, the 2007 Non-Employee Director Stock Plan will terminate on June 5, 2010.

Termination and Amendment of Plan

The Board or the Director Plan Committee may amend, alter, suspend, discontinue or terminate the 2007 Non-Employee Director Stock Plan at any time, except that only the Board may amend, alter, suspend, discontinue or terminate the 2007 Non-Employee Director Stock Plan if so determined by the Board or required pursuant to applicable law. However, no amendment, alteration, suspension, discontinuance or termination may be made without the approval of the shareholders if required by applicable law or the listing requirements of a national securities exchange or if such amendment would materially increase the number of shares of Common Stock reserved for issuance under the 2007 Non-Employee Director Stock Plan.

Adjustment Provisions

If an adjustment event occurs, the Director Plan Committee may, in such a manner as it deems equitable, adjust appropriately the number and type of shares of Common Stock available for issuance under the 2007 Non-Employee Director Stock Plan.

Change of Control

In the event of a change of control, any accrued but unpaid fees will be paid as soon as possible.

New Plan Benefits

We intend to continue to pay directors' fees in cash for the foreseeable future. At this time, we cannot determine if any non-employee directors will elect to receive shares in lieu of cash fees.

Vote Required

Assuming a quorum is present, approval of the 2007 Non-Employee Director Stock Plan requires that more votes be cast in favor of adopting the 2007 Non-Employee Director Stock Plan than are cast against adoption. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum, but do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast".

The Board recommends that shareholders approve the 2007 Non-Employee Director Stock Plan and urges each shareholder to vote "FOR" approval of the 2007 Non-Employee Director Stock Plan. Shares represented by proxies will be voted "FOR" approval of the 2007 Non-Employee Director Stock Plan, unless a vote against such approval or to abstain from voting is specifically indicated on the proxy.

PROPOSAL NO. 3 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has selected the firm of Virchow, Krause & Company, LLP as a registered public accounting firm to audit our books, records, and accounts and the books, records, and accounts of our subsidiaries for the year ending December 31, 2007, and proposes that the shareholders ratify such selection. Virchow, Krause & Company, LLP acted as our independent auditors for the years ended December 31, 2006, 2005, 2004, 2003, 2002 and 2001. A representative of Virchow, Krause & Company, LLP is expected to attend the annual meeting, and will have the opportunity to make a statement and will be available to respond to appropriate questions. If the shareholders should not ratify the selection of Virchow, Krause & Company, LLP as our independent auditors for the year ending December 31, 2007, the Audit Committee will reconsider the selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a new independent auditing firm at any time during the year if it feels that such a change would be in the best interests of us and our stockholders.

The vote necessary to ratify the selection of independent auditors is governed by Section 180.0725(3) of the Wisconsin Business Corporation Law, which provides that a matter will be approved if a quorum is present and the number of votes cast in favor of the matter exceed the number of votes cast in opposition thereto. Accordingly, a shareholder will be deemed "present" at the annual meeting by proxy because the shareholder has returned a proxy (even if the proxy card contains no instructions as to voting with respect to the ratification of the selection of independent auditors, abstains from voting thereon, or constitutes a broker non-vote with respect thereto). Assuming a quorum is present, abstentions and broker non-votes will not affect the vote required to ratify the selection of Virchow, Krause & Company, LLP as independent auditors.

Audit Fees

The aggregate fees billed by Virchow, Krause & Company, LLP for professional services rendered for the audit of our annual financial statements, the review of the financial statements included in our Form 10-Q and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2006 and 2005 were $113,433 and $108,365, respectively.

Audit-Related Fees

No audit related fees were billed by Virchow, Krause & Company, LLP in 2006 or 2005.

Tax Fees

The aggregate fees billed by Virchow, Krause & Company, LLP for professional services rendered for tax compliance, tax advice and tax planning during the fiscal years ended December 31, 2006 and 2005 were $11,800 and $11,400, respectively.

All Other Fees

No other fees were billed by Virchow, Krause & Company, LLP in 2006 or 2005.

Audit Committee Pre-approval Policies and Procedures

The policy of the Audit Committee requires pre-approval of all audit, audit-related, tax and other services to be provided by Virchow, Krause & Company, LLP, subject to de minimis exceptions for the providing of non-audit services, which services must be approved by the Audit Committee prior to completion of the audit and must otherwise comply with Section 10A(i)(1)(B) of the Securities Exchange Act of 1934.

All of the audit, audit-related, tax services and other fees described above were pre-approved by the Audit Committee to the extent required by applicable law.

The Board recommends that shareholders vote "FOR" the ratification of the selection of Virchow, Krause & Company, LLP as our independent auditors for the year ending December 31, 2007. Shares represented at the annual meeting by executed but unmarked proxies will be voted "FOR" the ratification of the selection of the independent auditors.

PROPOSAL NO. 4 - OTHER MATTERS

The matters in the foregoing Notice of Meeting and Proxy Statement are, as far as our Board knows, the only matters which will be presented for consideration at the annual meeting. If any other matters properly come before the annual meeting, the individuals named in the accompanying proxies will vote on them, in accordance with their best judgment exercising the authority conferred thereby.

AUDIT COMMITTEE REPORT

Pursuant to its written charter, the Audit Committee oversees our financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed our audited consolidated financial statements for the fiscal year ended December 31, 2006 with management and our independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with our independent auditors, which is responsible for expressing an opinion on the conformity of our audited consolidated financial statements with generally accepted accounting principles and the overall quality of our financial reporting; (a) its judgments as to the quality, not just the acceptability, of our accounting principles; (b) all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61 (Codification of Statement on Auditing Standards, AU §380); (c) its evaluation of our internal controls; and (d) with and without management present, the results of our independent auditor's examination of our consolidated financial statements. Our independent auditors provided the Audit Committee with written disclosure respecting their independence and the letter required by Independence Standards Board No. 1 ("Independence Discussions with Audit Committees"). The Audit Committee discussed with our independent auditors the firm's independence from management and us and considered the compatibility of non-audit services provided by the firm to us with its independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has accepted that recommendation) that our audited consolidated financial statements be included in our annual report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

The Middleton Doll Company
Audit Committee
David A. Geraldson (Chairman)
Peter A. Fischer

MISCELLANEOUS

Shareholder Proposals

Any proposals of shareholders intended to be presented at the 2008 annual meeting of shareholders must be received by our corporate Secretary at our principal executive offices at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029, on or before January 3, 2008, to be considered for inclusion in our proxy statement and proxy relating to such meeting. Additionally, if we receive notice of a shareholder proposal after March 19, 2008, the persons named in the proxies solicited by the Board for the 2008 annual meeting may exercise discretionary voting power with respect to such proposal.

Solicitation Expenses

We will bear the cost of solicitation of proxies. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Common Stock and Preferred Stock. In addition to solicitation by mail, our directors, officers and regular employees may solicit proxies personally or by telegraph or telephone without additional compensation.

BY ORDER OF THE BOARD OF DIRECTORS



Salvatore L. Bando
President and Chief Executive Officer

Hartland, Wisconsin
April 30, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006;
OR
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period from ________ to ________

Commission File Number: 0-22663

THE MIDDLETON DOLL COMPANY

(Name of small business issuer in its charter)

Wisconsin	39-1364345
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1050 Walnut Ridge Drive Hartland, Wisconsin	53029-8303
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (262) 369-8163

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:

Title of Class	Title of Class
Common Stock, 6-2/3 cents Par Value	Preferred Stock, $0.01 Par Value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes [ ] No [X]

The issuer's revenues for its most recent fiscal year were $15,651,765.

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant at June 30, 2006 was $1,863,795. The number of shares of common stock outstanding at March 22, 2007 was 3,727,589.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the The Middleton Doll Company Proxy Statement for the 2007 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of the Registrant's fiscal year) are, upon such filing, to be incorporated by reference into Part III.

Transitional Small Business Disclosure Format (Check one): Yes [ ] No [X]

THE MIDDLETON DOLL COMPANY
Index to Annual Report on Form 10-KSB
For the Year Ended December 31, 2006

Part I

Item 1. Description of Business

The Middleton Doll Company (the "Company") was incorporated in 1980 and presently consists of two business segments, the consumer products business segment and the financial services business segment. The Company, when referred to singularly and not with its subsidiaries, is referred to herein as the "Parent".

The consumer products business segment is a component of Lee Middleton Original Dolls, Inc. ("LMOD"), which was incorporated in 1993, and its wholly-owned subsidiary License Products, Inc. ("LPI"), which was incorporated in 1990. LMOD is a designer and distributor of lifelike collectible and play dolls. LPI is a designer and distributor of clocks and home décor products.

Prior to January 1, 2006, the financial services business segment consisted of the Parent and its wholly-owned subsidiary Bando McGlocklin Small Business Lending Corporation ("BMSBLC"). On January 1, 2006, BMSBLC was merged with and into LMOD with LMOD as the surviving corporation. Beginning on January 4, 2006, the financial services business segment began selling substantially all of its loans, loan participations and leased real estate properties (the "Financial Services Assets"). Substantially all of the Financial Services Assets were sold during the year ended December 31, 2006. The net proceeds from the sale of the Financial Services Assets were used to pay off indebtedness, to fund operations, and to partially redeem outstanding preferred stock. The Company does not intend to continue in the financial services business segment after the remaining assets of the segment are sold.

For the year ended December 31, 2005, the Parent and BMSBLC were operated as a tax-exempt real estate investment trust ("REIT") pursuant to the provisions of Section 856 of the Internal Revenue Code of 1986, as amended (the "Code"). To retain its tax exempt status, a REIT must be in compliance with certain tests concerning the nature of its assets and its income. In addition, a REIT must distribute substantially all of its taxable income each year in dividends to its shareholders. LMOD and LPI are each operated as C Corporations under the Code and are subject to corporate income tax rates. As a result of BMSBLC's merger with and into LMOD, BMSBLC no longer qualifies as a REIT. Therefore for the year ended December 31, 2006, the Company (consisting of the Parent, LMOD and LPI) operated as a C Corporation under the Code and intend to file a consolidated federal income tax return.

On September 3, 1997, the Company capitalized InvestorsBancorp, Inc. ("IBI"), a bank holding company, for approximately $6.2 million and subsequently distributed all of the outstanding shares of IBI to the Company's shareholders. For the year ended December 31, 2005, the Company and IBI, together with IBI's wholly-owned subsidiary, InvestorsBank (the "Bank"), shared common office space and personnel. The expenses shared between the Company and the Bank were allocated pursuant to a Second Amended and Restated Management Services and Allocation of Expenses Agreement dated January 1, 2004 (the "Management Agreement"). On January 4, 2006, LMOD entered into an asset purchase agreement with the Bank pursuant to which it agreed to sell substantially all of its loans and loan participations to the Bank for an aggregate total purchase price of $15.58 million, plus accrued interest. The purchase price for the sale of the loans and loan participations was the outstanding principal balance of all such loans and loan participations. The Bank completed this transaction on September 8, 2006. In addition, the Bank separately purchased $4.16 million of loans and loan participations from LMOD under substantially similar terms.

As of January 1, 2006, Salvatore L. Bando was appointed as the Company's President and Chief Executive Officer and Craig R. Bald was appointed as the Company's Vice President – Finance and Chief Financial Officer. Kenneth A. Werner, Jr., became a director of the Company on January 1, 2006. Also as of January 1, 2006, Chief Executive Officer, George R. Schonath, Vice President Jon McGlocklin and Vice President – Finance, Susan Hauke, ceased to be officers and/or directors of the Company. Messrs. Schonath and McGlocklin and Ms. Hauke remain as officers and/or directors of the Bank and IBI. The Bank administered the loan and real estate portfolios of the Company from January 1, 2006 to June 30, 2006.

The consumer products business segment has incurred net losses and negative cash flows from operating activities over the past four years and the Company had an accumulated deficit of $5.66 million at December 31, 2006. The sale of the Financial Services Assets during 2006 generated sufficient cash to allow the Company to pay off debt, to fund operations, and to partially redeem shares of the Company's outstanding preferred stock. Absent any adverse factors outside the control of the Company, management expects that the cash that will be generated from additional asset sales and existing operations together with existing cash balances and other potential sources of financing will be sufficient to provide the necessary cash to meet operating and working capital requirements through June 30, 2008. The Company is required to redeem $10.37 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. (See Note 15 of the Notes to Consolidated Financial Statements, in Item 7 "Consolidated Financial Statements", herein.) The Company is considering various financial alternatives in order to address all of its financial obligations, including the required redemption of preferred stock.

The following table sets forth (in thousands of dollars) revenues attributable to the Company's principal product groups for each of the last two years.

	12/31/06	12/31/05
Revenues		
Loan Portfolio	$ 324	$ 1,717
Real Estate Portfolio	3,006	3,577
Dolls	7,711	9,197
Time Pieces	4,334	5,131
Other	277	285
Total	$ 15,652	$ 19,907

Due to the reduction in earning assets and the resulting decrease in income, in June, 2004 the Board of Directors changed the common stock dividend policy from the payment of quarterly dividends to the payment of a discretionary annual dividend payable in January for the preceding year. However, for the years ended December 31, 2006 and 2005, no dividends were paid to the common stock shareholders and the Company does not anticipate paying any dividends on the common stock in the foreseeable future. The preferred stock dividend of $0.335 per share per quarter ($1.34 annual dividend per preferred share) was paid during 2006 and 2005. See "Risk Factors".

Consumer Products

LMOD is headquartered in Columbus, Ohio, and designs and distributes lifelike collectible and play dolls through a dealer network and through major national retailers. LMOD competes with various other doll manufacturers including Adora, Madam Alexander, Ashton Drake, Mattel's American Girl and a variety of small artist-owned manufacturers. In recent years the demand for collectible dolls has decreased resulting in a significant decrease in sales at LMOD as shown in the above table. Due to intense pricing competition, LMOD transferred doll production to a contract manufacturer in China in 2004. In 2005, a new management team at LMOD began to focus on reducing operating expenses, controlling inventory levels and developing new products and marketing strategies. In August, 2006 LMOD announced the introduction of a new and comprehensive collection of play dolls, which were available for the 2006 holiday season. The new 13-doll family of PlayBabies provides a playmate for each stage of a young girl's early development, from newborn through age four. The series begins with three dolls for newborns, with additional dolls for the six month, one year, 18 month, two, three and four-year age groups. Additional dolls, clothing and accessories for the PlayBabies line is being introduced in 2007. The existing Newborn Nursery® dolls continue to appeal to young girls from age five through the pre-teen years. In 2007, the Newborn Nursery® concept will be expanded to include "mini-nurseries" in selected locations. The Artist Studio Collection ("ASC") of artist-designed collectible dolls is being expanded in 2007 to include new dolls from new designers.

LPI is headquartered in Hartland, Wisconsin, and designs and distributes clocks and home décor products through major national retailers. LPI imports finished goods from a manufacturer in China and is in competition with various other clock and home décor companies including Ingrahm, Infinity Instruments and Timewerks. Net sales at LPI have also declined recently and management is presently engaged in the process of attempting to expand LPI's customer base.

The revenues for the consumer products business segment are highly dependent upon sales during the Christmas holiday season. For the years ended December 31, 2006 and 2005, approximately 39% and 33%, respectively, of the consumer products business segment revenues occurred in the fourth quarter. Additionally, five large customers accounted for approximately 49% of net sales for the consumer products business segment during 2006. During 2005, three large customers accounted for approximately 33% of net sales for the consumer products business segment. No individual customer accounted for more than 10% of total sales in 2006 and 2005.

The consumer products business segment imports substantially all of its finished goods from two suppliers in China and relies on those suppliers to procure sufficient raw materials to be used in production. The Company has not experienced any significant problems due to the lack of availability of product. During 2006, finished goods prices increased due to increases in labor costs and resin prices.

Patents and trademarks are not material to the Company's business. However, the Company has engaged in litigation in recent years to prevent competitors from infringing on the unique, copyrighted designs of its collectible dolls. Additionally, LMOD pays royalties to the designers of its dolls. The royalty arrangements vary among the designers and range from 1% to 3% of sales of those dolls which were sculpted by the designer. LMOD's expense for royalties was approximately $205,000 for the year ended December 31, 2006, and $212,000 for the year ended December 31, 2005. During the years ended December 31, 2006 and 2005, the royalty arrangement with LMOD's primary designer required a minimum annual guaranteed royalty payment of $200,000. The guaranteed minimum annual royalty amount is not applicable for 2007 due to the expiration of the contract period.

The consumer products business segment employs approximately 66 people of which 44 are considered full-time employees. At LMOD, approximately nine full-time and eight part-time employees are subject to a collective bargaining agreement, which expires on April 30, 2009. Management and accounting duties for the financial services business segment are performed by employees of LPI.

The consumer products business segment incurs new product development costs at LMOD and at LPI. New product development costs for the year ended December 31, 2006, were approximately $1.01 million and for the year ended December 31, 2005, were approximately $0.95 million. These costs are not directly charged to customers.

Financial Services

At December 31, 2006, LMOD's loan portfolio consisted of six loans totaling $463,575. Management expects that one loan totaling $11,763 will be paid off in 2007 and one loan totaling $56,062 will be paid off in 2008. The remaining loan balance of $395,750 is comprised of four non-accrual loans to two borrowers. Two of the non-accrual loans totaling $227,963 are presently in foreclosure proceedings. During the year ended December 31, 2006, management established a loan loss allowance of $250,000 against the non-accrual loans. No interest income was accrued or received on these non-accrual loans during the years ended December 31, 2006 and 2005.

During 2006, LMOD also sold eleven of the twelve leased properties it owned at December 31, 2005, which resulted in a net gain of $2.24 million. During the third quarter of 2006, a provision for impairment of leased properties of $98,812 was recorded on a vacant leased property which was sold in the fourth quarter of 2006.

At December 31, 2006, LMOD's real estate portfolio consisted of one commercial leased property, located in Oconomowoc, Wisconsin, with a carrying cost of $1.41 million. The property is presently leased to an unrelated party through July 15, 2007. The lease requires the lessee to pay all operating expenses including utilities, insurance and taxes. In accordance with the terms of the lease, the lessee has given advance notice that they will be vacating the property as of July 15, 2007. For federal tax purposes, the tax basis of the building is $1.57 million, which is being depreciated by the straight line method over thirty-nine years. The property is presently listed for sale for $2.0 million.

The net proceeds from the sale of the Financial Services Assets were used to pay off indebtedness, to fund operations, and to partially redeem shares of the Company's outstanding preferred stock. The Company does not intend to continue the financial services business segment after the remaining assets of the segment are sold.

Risk Factors

In addition to the other information set forth or incorporated by reference in this Annual Report of Form 10-KSB, the risk factors described below should be carefully considered. If any of the risk factors actually occur, our financial condition or results of operations could be materially adversely affected. The following list of risk factors may not be exhaustive. Additional risk and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

Our consumer products segment has experienced significantly declining net sales during the last five years.

The demand for collectible dolls has declined and we have experienced intense competition from lower-priced collectible dolls manufactured in China, resulting in a significant decline in net sales.

Our consumer products segment has realized losses from operations in each of the past five years.

We have not been able to reduce fixed costs and operating expenses sufficiently to offset the decline in net sales. We may continue to experience losses unless we are able to increase our net sales and/or further reduce our fixed costs and/or operating expenses.

Our consumer products segment does not have any external financing sources.

The consumer products segment must, on its own, generate sufficient cash to operate its business. Unless the consumer products segment can generate sufficient cash flow from operations, or is otherwise able to borrow from financial institutions, it would eventually encounter significant problems in meeting its working capital requirements.

Our outsourcing of the manufacturing of the products sold by the consumer products segment to Chinese manufacturers could adversely affect inventory levels.

Nearly all our products sold by the consumer products segment are manufactured in China. The amount of product to be purchased from Chinese manufacturers must be ordered several months in advance to allow for manufacturing and shipping time. If the amount of product ordered exceeds the future sales, inventories will increase which will reduce profits and/or increase losses. If sales would exceed the amount of product ordered, then inventory would be insufficient to meet customer demand.

Four customers provide a significant portion of the sales for the consumer products segment.

Four customers accounted for approximately 45% of net sales for our consumer products segment during 2006. A loss of any one or more of these customers could have a material adverse effect on our business.

There is no assurance that we will have sufficient funds available to completely redeem our outstanding preferred stock by July 1, 2008, or pay dividends on our preferred stock.

We are required to redeem $10.37 million of preferred stock by July 1, 2008, to the extent permitted under Wisconsin law. To the extent we have legally available funds for the redemption, we are obligated to redeem the preferred stock at a price of $25 per share plus accrued dividends, but we do not expect to generate sufficient funds from the sale of the remaining assets of our financial services segment to fully redeem the preferred stock. We will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if our consumer products segment can generate sufficient earnings and/or we are able to raise funds from other sources.

Item 2. Description of Property

The Company's headquarters are located at 1050 Walnut Ridge Drive, Hartland, Wisconsin, in a commercial building owned by LPI. The building has approximately 17,000 square feet of office space and approximately 50,000 square feet of warehouse space. A portion of the office space is leased, on a month-to-month basis, to an unrelated party. The land and building have a carrying cost of $3.46 million and are presently listed for sale at $4.4 million. For federal tax purposes, the tax basis of the building is $3.13 million, which is being depreciated by the straight line method over thirty-nine years.

Beginning May 1, 2006, LMOD relocated its corporate headquarters to leased office space in Columbus, Ohio, in order to reduce operating expenses. The current lease for 7,400 square feet of office space expires August 31, 2008. Prior to May 1, 2006, LMOD's headquarters were located in Westerville, Ohio, in 18,800 square feet of leased office space. Additional retail and warehouse space is presently located in Belpre, Ohio, in a 48,000 square foot building owned by LMOD. The land and building have a carrying cost of $1.22 million. For federal tax purposes, the tax basis of the building is $1.74 million, which is being depreciated by the straight line method over thirty-one years.

From June, 2000 until August, 2006, LMOD leased a 44,100 square foot warehouse facility in Columbus, Ohio, which was used for distribution and for the storage of raw materials and finished goods. Warehouse operations were moved to the Belpre location in June, 2005, in order to reduce operating expenses. A retail outlet store in West Virginia was leased on a month-to-month basis until December 31, 2006, when it was closed. A retail store in the Polaris Fashion Mall in Columbus, Ohio, is leased until August 31, 2008.

Item 3. Legal Proceedings

As of the date of this filing, LMOD (previously known as BMSBLC) is engaged in a foreclosure proceeding with regard to two loans. On April 4, 2006, a foreclosure action was brought in the State of Wisconsin, Milwaukee County Circuit Court, by LMOD against Benedict J. and Grace T. Kosmatka. The suit is seeking a judgment in the amount of approximately $460,000.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the quarter ended December 31, 2006.

Part II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

The common stock of the Company is traded on the OTC Bulletin Board under the symbol "DOLL". The following table provides the high and low sales price for the Company's common stock and the cash dividends paid per share for 2006 and 2005:

	Common Stock		Cash Dividends
	High	Low	Per Share
2006			
First Quarter	$ 0.700	$ 0.530	$0.00
Second Quarter	$ 0.650	$ 0.350	$0.00
Third Quarter	$ 0.500	$ 0.280	$0.00
Fourth Quarter	$ 0.350	$ 0.170	$0.00
2005			
First Quarter	$ 2.700	$ 1.700	$0.00
Second Quarter	$ 2.300	$ 1.010	$0.00
Third Quarter	$ 1.600	$ 0.900	$0.00
Fourth Quarter	$ 1.020	$ 0.630	$0.00

As of March 1, 2007, there were approximately 652 shareholders of record of the Company's common stock.

For the years ended December 31, 2006 and 2005, no dividends were paid to the common stock shareholders. In June, 2004, the Board of Directors changed the common stock dividend policy from the payment of quarterly dividends to the payment of an annual dividend payable in January for the preceding year, at the discretion of the Board. The Company does not anticipate paying any dividends on the common stock in the foreseeable future.

In November, 2006, the Company's Board of Directors authorized, and the Company commenced, a tender offer to redeem up to 246,154 shares of preferred stock (with a right to redeem up to an additional 13,483 shares) at a price of $16.25 per share. Shareholders tendered 348,538 shares of preferred stock and the Company redeemed 259,574 shares of preferred stock at $16.25 per share in December, 2006. Shareholders who tendered their preferred stock in this offering did not receive any dividend payment for the quarter ended December 31, 2006.

The following table discloses information regarding the shares of preferred stock redeemed in the tender offer during the fourth quarter of fiscal 2006.

Period	Total Number of Shares Purchased		Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs	
October 1 to October 31	-		-		-		None	
November 1 to November 30	-		-		-		None	
December 1 to December 31	259,574	(1)	$16.25	(1)	259,574	(1)	None	(1)(2)
Total/Average			$16.25		259,574		None	

(1) On November 1, 2006, the Board of Directors of the Company authorized the repurchase of up to 246,154 shares of the Company's preferred stock through a tender offer, with the right to accept for purchase pursuant to the tender offer an additional 13,483 shares of the preferred stock, each at a price per share of $16.25 (a maximum of $4,219,101). The Company announced and commenced the tender offer on November 20, 2006. The tender offer expired on December 19, 2006.

(2) On February 22, 2000, the Board of Directors of the Company authorized the repurchase of up to 325,000 shares of the Company's common stock in the open market or by privately negotiated transactions. The program had no expiration date. The Company did not repurchase any shares under the program during 2006. As of December 31, 2005, the Company had the authority to repurchase 67,700 shares under the program. On August 17, 2006, the Board of Directors cancelled the authorization to repurchase the remaining 67,700 shares.

Item 6. Management's Discussion and Analysis of Plan of Operation

Overview

The amounts presented in this Item 6 as of December 31, 2006 and December 31, 2005 include the consolidation of the Company's consumer products and financial services business segments. The term "Company", when used in this Item 6, refers to the Parent, LMOD and LPI on a consolidated basis.

Consumer Products

During the past five years the Company has experienced a significant decrease in net sales within the consumer products business segment, as shown in the following table. LMOD's net sales decreased approximately $9.4 million and LPI's net sales decreased approximately $2.0 million over the five year period. The consumer products business segment must significantly increase net sales in order to generate a positive cash flow from operations.

	Consumer Products Net Sales	Consumer Products Net Income (Loss) Before Intercompany Charges
12/31/2006	$12,044,872	($3,411,361)
12/31/2005	$14,328,082	($1,918,713)
12/31/2004	$15,945,860	($3,694,322)
12/31/2003	$17,660,233	($1,568,622)
12/31/2002	$23,463,333	$411,130

At LMOD, a new management team is focusing on reducing operating expenses, controlling inventory levels and developing new products and marketing strategies that reflect changing market conditions. In August, 2006, LMOD announced the introduction of a new and comprehensive collection of play dolls. The new 13-doll family of PlayBabies provides a playmate for each stage of a young girl's early development, from newborn through age four. The series begins with three dolls for newborns, with additional dolls for the six month, one year, eighteen month, two, three and four-year age groups. Additional dolls, clothing and accessories for the PlayBabies line is being introduced in 2007. The existing Newborn Nursery® dolls continue to appeal to young girls from age five through the pre-teen years. In 2007, the Newborn Nursery® concept will be expanded to include "mini-nurseries" in selected locations. The ASC line of artist-designed collectible dolls is being expanded in 2007 to include new dolls from new designers.

At LPI, management has been reducing inventory levels and actively seeking to expand the customer base. During the past year, LPI added several new customers and certain existing customers have expanded the product lines that they carry.

Financial Services

As discussed previously, during the year ended December 31, 2006, the Bank purchased $19.74 million of loans and loan participations from LMOD and $3.58 million of loans were paid off by borrowers. Also during 2006, eleven leased properties were sold to unrelated parties which resulted in net proceeds of $14.00

million. At December 31, 2006, the financial services business segment's remaining assets totaled $3.52 million and consisted primarily of cash and one leased property. The Company does not intend to continue in the financial services business segment after the segment's assets are sold.

The proceeds from the sales of the Financial Services Assets were primarily used to pay off $27.96 million of outstanding debt, to advance $1.85 million to the consumer products business segment for use in funding the operations of the consumer products business segment, to redeem shares of the preferred stock for an aggregate price of $4.22 million and to pay $0.89 million in preferred stock dividends.

After the merger of BMSBLC with and into LMOD on January 1, 2006, all intercompany loans were eliminated on the books of the Parent, BMSBLC, LMOD and LPI. During the year ended December 31, 2005, before intercompany eliminations, interest expense for the consumer products business segment and interest income to the financial services business segment was $1.05 million on intercompany loans.

Pursuant to a Loan and Real Estate Services Agreement (the "Loan Services Agreement"), the Bank administered the loan and real estate portfolios of the Company from January 1, 2006 to June 30, 2006. The Bank received a monthly management fee equal to (a) 1/12 of 0.25% multiplied by the total outstanding principal balance of loans under management, (b) 1/12 of 0.25% multiplied by the total cost of all of the properties originally acquired by BMSBLC from Bando McGlocklin Real Estate Investment Corporation (the "Bando Investment Properties") and (c) 6% of the rents from the real estate portfolio other than the Bando Investment Properties. For the year ended December 31, 2006, management fees paid to the Bank totaled $45,139. Between January 1, 2006, and June 30, 2006, Ms. Hauke, Chief Financial Officer of the Bank, was required to provide a maximum of 140 hours of accounting services under the Loan Services Agreement for an aggregate fee of $17,500. Also under the Loan Services Agreement for the six months ended June 30, 2006, LMOD paid the Bank a fee of $19,554 for rent, real estate taxes, and building related and overhead expenses. No additional fees were paid under the Loan Services Agreement. The Loan Services Agreement was terminated effective June 30, 2006.

For the year ended December 31, 2005, the loan and real estate portfolios of the financial services business segment were administered and managed by the Bank under the Management Agreement using the terms of (a), (b) and (c) above. The Management Agreement also required the employees of the Bank to provide loan management, leasing and accounting services to the Company for a fee, payable monthly. Management fee expense for the year ended December 31, 2005 totaled $748,618. Overhead expenses were also shared between the two entities in accordance with the Management Agreement. The Company also rented space from the Bank under a lease agreement which ended on December 31, 2005. Rent expense for the year ended December 31, 2005, was $64,776.

George R. Schonath, was the President and Chief Executive Officer of the Parent until December 31, 2005 and provided services to the financial services business segment under the Management Agreement until December 31, 2005. However, Mr. Schonath was not separately compensated by any of the Company's entities. The Bank is a wholly-owned subsidiary of IBI, which is owned by George Schonath and members of his family.

Critical Accounting Policies

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following areas require management to make estimates that are susceptible to significant change in the near term.

Consumer Products

Allowance for doubtful accounts. LMOD and LPI provide an allowance for doubtful accounts based on management's estimate of uncollectible amounts. Management reviews the trade accounts receivable based on an aging of accounts, historical collection experience, and a specific review of certain accounts in order to evaluate the collectibility of the accounts receivable.

Inventory and allowance for obsolete and excess inventory. Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. LMOD and LPI provide an allowance for obsolete inventory items based on management's estimate. Management reviews all excess quantities, slow-moving or obsolete inventory items in order to determine the appropriate allowance for obsolete inventory. The inventory allowance reflects the estimated markdown necessary to liquidate the slow-moving inventory items.

Goodwill. Goodwill is reviewed by management at least annually for impairment. An impairment review is designed to determine whether the fair value, and the related recorded goodwill, of a reporting unit is below its carrying value. Management estimates the fair value based upon the present value of future expected cash flows using management's best estimates of assumptions for sales and expenses. Any goodwill impairment losses are charged to operations.

Deferred income tax assets and liabilities. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to different methods used for depreciation for income tax purposes, vacation accruals, net operating losses, capitalization requirements of the Internal Revenue Code, allowances for doubtful accounts and obsolete inventory and charitable contribution carryforwards. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Financial Services

Allowance for loan losses. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by the allowance for loan losses. Management reviews the value of the collateral securing each loan to determine if an allowance for loan losses is necessary. In this review, management evaluates past loan loss experience, the level of nonperforming loans, current economic conditions, loan volume, growth and composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of underlying collateral, and other relevant factors.

Leased properties. Leased properties are recorded at cost and are depreciated during the period of rental using the straight-line method. The costs of normal repairs and maintenance are charged to expense as incurred.

Leased properties listed for sale or under contract to be sold. Leased properties are classified as listed for sale or under contract to be sold, when a property is listed for sale and/or under contract to be sold within the next twelve months. Leased properties are valued at the lower of depreciated cost (carrying value) or estimated net realizable value.

Impairment of leased properties. The carrying value of leased properties is reviewed by management at least annually for impairment. An impairment review is designed to determine whether the fair value of a leased property is below its carrying value. Management estimates the fair value based upon available information using appraisals, real estate tax bills and recent sales.

Deferred income tax assets and liabilities. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to different methods used for depreciation for income tax purposes, allowances for loan losses, and allowances for impairment of leased properties.

Results of Operations for the years ended December 31, 2006 and December 31, 2005

The Company's total net loss applicable to common stock shareholders for the year ended December 31, 2006 was $0.38 million, or $0.10 per common share (diluted), as compared to $1.55 million, or $0.42 per common share (diluted), for the year ended December 31, 2005. The Company recorded a $2.27 million gain on the redemption of certain shares of the Company's preferred stock in December, 2006.

The consumer products business segment's net loss increased $1.49 million when comparing the year ended December 31, 2006 to the year ended December 31, 2005. Net sales decreased $2.29 million and gross profit decreased $1.96 million when comparing the two years. The reduction in gross profit was offset by a reduction in operating expenses of $0.78 million, before litigation settlements. During the third quarter of 2005, LMOD received $225,000 in proceeds from the settlement of a copyright infringement lawsuit which reduced the 2005 operating expenses.

The financial services business segment's net income increased $0.39 million when comparing the year ended December 31, 2006 to the year ended December 31, 2005, primarily due to the sale of leased properties. Substantially all of the Financial Services Assets were sold during the year ended December 31, 2006. The net proceeds from the sale of the Financial Services Assets was used to pay off indebtedness and to partially redeem shares of the Company's outstanding preferred stock. The Company does not intend to continue the financial services business segment after the segment's remaining assets are sold.

Consumer Products

The consumer products business segment's net loss for the year ended December 31, 2006, was $3.41 million. The cash required to finance this loss was partially provided by a reduction in accounts receivable and by reductions in inventory levels. Also, during 2006, the financial services business segment provided $1.85 million in cash to the consumer products business segment.

Net sales from the consumer products business segment for the year ended December 31, 2006, decreased 16% to $12.04 million from $14.33 million for the year ended December 31, 2005. Net sales at LMOD decreased $1.49 million and net sales at LPI decreased $0.80 million. Sales to dealers of ASC dolls decreased $1.79 million and sales of play dolls decreased $0.85 million. These sales decreases were offset by the introduction of the new PlayBabies line at the end of 2006. The demand for the PlayBabies line exceeded management's projections and additional PlayBabies product was shipped by air from China to meet the fourth quarter demand. At the present time twenty-eight Newborn Nursery® boutiques remain open which accounted for approximately 12% of net sales in 2006. The exclusivity agreement for Newborn Nursery® boutiques with the Saks Department Store Group expires December 1, 2007. LPI's sales decreased due to overall reductions in ordering levels from existing customers.

Cost of goods sold decreased 3% to $8.92 million for the year ended December 31, 2006, compared to $9.23 million for the year ended December 31, 2005. Total gross profit margin decreased to 26% from 36% in the prior year. LMOD's gross profit margin decreased to 27% from 38% primarily due to special incentive ordering packages for ASC dolls and play dolls, which were offered to reduce inventory levels. Increased raw material costs from China also contributed to the reduction in the gross profit margin. Due to the need to air ship PlayBabies products in the fourth quarter of 2006, the PlayBabies line did not contribute significantly to gross profit in 2006. LPI's gross profit margin decreased to 25% from 32% due to price concessions on certain product lines.

Total operating expenses of the consumer products business segment for the year ended December 31, 2006, were $6.70 million compared to $7.26 million for the year ended December 31, 2005, an 8% decrease. During the third quarter of 2005, LMOD received $225,000 in proceeds from the settlement of a copyright infringement lawsuit which reduced the 2005 operating expenses. Sales and marketing expense decreased $0.16 million at LMOD and $0.05 million at LPI when comparing the year ended December 31, 2006 to 2005. LMOD increased spending for dealer promotional materials, but this increase was offset by a reduction in expenses related to the introduction of Newborn Nursery® boutiques in 2005. At LPI the decrease in expense was primarily due to a reduction in outside sales commissions. New product development costs increased $0.07 million when comparing the year ended December 31, 2006 to the year ended December 31, 2005 due to development costs related to the introduction of the PlayBabies line. General and administrative expenses decreased $0.64 million when comparing the two years. At LMOD the relocation of the office and warehouse space as well as a reduction in personnel related costs and depreciation contributed to the reduction in general and administrative expenses. LPI's general and administrative expenses decreased slightly when comparing the two years primarily due to a decrease in warehouse expense.

Other income decreased $0.09 million when comparing the year ended December 31, 2006 to 2005. During the year ended December 31, 2005, LMOD received income relating to special projects which did not reoccur in 2006. LPI's other income decreased when comparing the two years due to a reduction in rental income which LPI received from a tenant in its building.

For the years ended December 31, 2006 and December 31, 2005, no income tax expense (benefit) was recognized due to changes in the deferred income tax valuation allowance. Management determined in 2004, based on the level of the continuing losses of the consumer products business segment, that it would provide a valuation allowance for the full amount of net operating loss carryforwards and other net deferred income tax assets, due to uncertainties of realization in the near term. If the consumer products business segment becomes profitable, the existing net operating loss carryforwards should be available to be utilized against future taxable income. In assessing the recoverability of deferred income tax assets, including net operating loss carryforwards, management considers whether it is more likely than not, in the foreseeable future, that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets in this instance is dependent upon the generation of future taxable income during the periods in which the net operating loss carryforwards would be available to offset the taxable income. The loss carryforwards expire at various dates through 2026. At December 31, 2006 no income tax expense was recorded and there were unused net operating loss carryforwards of approximately $12.3 million to be used to offset against future federal taxable income.

Financial Services

The financial services business segment's net income was $1.66 million for the year ended December 31, 2006, compared to net income of $1.27 million for the year ended December 31, 2005.

Interest income on loans decreased 81% to $0.32 million for the year ended December 31, 2006, as compared to $1.72 million for the year ended December 31, 2005. The decrease in interest income was due to loan payoffs and the sale of loans and loan participations. As discussed previously, as of September 8, 2006, LMOD completed the sale of substantially all of its loans and loan participations to the Bank. During the year ended December 31, 2006, the Bank purchased $19.74 million of loans and loan participations and $3.58 million of loans were paid off. At December 31, 2006, LMOD's loan portfolio consisted of six loans totaling $463,575. Four of these loans to two borrowers, totaling $395,751, are non-accrual loans and two of the four loans are presently in foreclosure proceedings. In the third quarter of 2006, management established an allowance for loan losses of $250,000 against the non-accrual loans.

Rental income decreased 57% to $0.77 million for the year ended December 31, 2006, as compared to $1.80 million for the year ended December 31, 2005, due to leased property sales. Eleven properties were sold during 2006 resulting in a gain of $2.24 million. During the third quarter of 2006, a provision for impairment of leased properties of $98,812 was recorded on a vacant leased property which was sold in the fourth quarter of 2006. At December 31, 2006, leased properties held for sale consisted of one commercial building with a carrying cost of $1.41 million. In accordance with the terms of the lease, the lessee has given advance notice that they will be vacating the property as of July 15, 2007. The property is presently listed for sale for $2.0 million. The tenant was current in its rent payment as of December 31, 2006.

Other income for the year ended December 31, 2006, consisted primarily of $75,793 of interest income and $34,633 of proceeds from the sale of fully depreciated furniture and equipment. Other income for the year ended December 31, 2005, consisted primarily of prepayment penalties, letter of credit fees and late payment fees.

Interest expense decreased 82% to $0.32 million for the year ended December 31, 2006, as compared to $1.77 million for the year ended December 31, 2005. As of December 31, 2006, the Company no longer had a line of credit with any financial institution. The previous line of credit agreement with US Bank was paid off in August, 2006 using proceeds from the sale of loans, loan participations and leased properties.

The financial services business segment had a term note which had a fixed rate of interest of 6.98% per year through its maturity on June 1, 2013, with the State of Wisconsin Investment Board. In February, 2006, the note balance of $5.0 million was paid in full with proceeds from the bank line of credit. The prepayment of the term note required a prepayment penalty of $289,034 in the first quarter of 2006.

Depreciation expense decreased $214,899 due to leased property sales and vacancies when comparing the year ended December 31, 2006 to the year ended December 31, 2005. Management fees for loans, loan participations and leased properties under the Management Agreement decreased $703,479 due to the termination of the Management Agreement in June, 2006, as well as due to the decrease in Financial Services Assets in the first six months of 2006. For the year ended December 31, 2006, the compensation expense of $253,539 consisted of the amount paid to the consumer products business segment for the services of employees. For the year ended December 31, 2005, a similar expense of $550,096 was included in the management fee expense paid to the Bank. Other operating expenses decreased $255,873 due to decreases in directors fees, insurance costs, legal fees, leased property expenses, and fees paid to the Bank for rent, real estate taxes, and building related and overhead expenses.

As discussed previously, as of January 1, 2006, BMSBLC merged with and into LMOD and no longer qualified as a REIT. Therefore for the year ended December 31, 2006, the Company (consisting of the Parent, LMOD and LPI) operated as a C Corporation under the Code. The Company intends to file a consolidated federal income tax return for the year ended December 31, 2006. For the year ended December 31, 2005, the Parent and its REIT subsidiary, BMSBLC, qualified as a real estate investment trust under the Code. Accordingly, they were not subject to income tax on taxable income that was distributed to common shareholders. However, the REIT retained capital gains from the sale of real estate and paid income tax on that gain. The Parent realized $1.78 million in capital gains and accrued $0.55 million in income taxes for the year ended December 31, 2005.

Corporate

In November, 2006, the Company commenced a tender offer to redeem up to 246,154 shares of preferred stock (with a right to redeem up to an additional 13,483 shares) at a price of $16.25 per share. Shareholders tendered 348,538 shares of preferred stock and the Company redeemed 259,574 shares of preferred stock at $16.25 per share in December, 2006. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended December 31, 2006.

The following table provides detail regarding the gain on the redemption of the 259,574 shares of preferred stock in December 2006.

	12/31/2006
Payment for the redemption of 259,574 shares of preferred stock	$ (4,218,077)
Carrying value of shares at redemption date ($25 per share)	6,489,350
Accrued fourth quarter dividends on shares redeemed	75,878
Expenses incurred in connection with redemption	(79,048)
Gain on redemption of preferred stock	$ 2,268,103

Consolidated Balance Sheets at December 31, 2006 and 2005

Consumer Products

The consumer products business segment's net loss for the year ended December 31, 2006, was $3.41 million. The cash required to finance this loss was partially provided by a reduction in accounts receivable and by reductions in inventory levels. Also, during 2006, the financial services business segment provided $1.85 million in cash to the consumer products business segment.

Total assets of the consumer products business segment were $12.83 million as of December 31, 2006, and $14.55 million as of December 31, 2005, a 12% decrease. Cash increased to $0.96 million at December 31, 2006, from $0.08 million at December 31, 2005.

Accounts receivable, net of the allowance for doubtful accounts, decreased to $2.20 million at December 31, 2006, from $2.83 million at December 31, 2005, due to lower fourth quarter sales in 2006. LPI's trade receivables decreased $0.16 million and LMOD's trade receivables decreased $0.44 million, while other receivables decreased by $0.03 million.

Inventory and prepaid inventory, net of the allowance for obsolescence, decreased to $4.19 million at December 31, 2006, compared to $4.97 million at December 31, 2005. The decrease in the inventory level was accomplished using inventory control procedures and the sale of overstocked items to align inventory levels to be consistent with reduced sales. LMOD's inventory level decreased $0.69 million to $2.46 million, and LPI's inventory decreased $0.09 million to $1.73 million. Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Property and equipment, net of accumulated depreciation, decreased by $0.60 million as of December 31, 2006, compared to December 31, 2005, primarily due to depreciation. Property and equipment increased by a net of $0.12 million while accumulated depreciation increased by $0.72 million. Other prepaid expenses decreased $0.09 million from December 31, 2005 to December 31, 2006.

Goodwill was recorded when the Company purchased the remaining interest in the stock from the estate of Lee Middleton, the founder of LMOD, on April 30, 1998. The purchase price exceeded the carrying value by $0.62 million. As of December 31, 2005, the balance of the goodwill, net of previous accumulated amortization, was $506,145. For the year ended December 31, 2006, management concluded that the goodwill was impaired and $506,145 was charged to operations in 2006.

Other liabilities decreased $0.29 million to $1.42 million at December 31, 2006, from $1.71 million at December 31, 2005, primarily due to decreases in accrued salaries and accrued vendor rebates.

Financial Services

Total assets of the financial services business segment were $3.52 million as of December 31, 2006 and $37.79 million as of December 31, 2005. Cash increased to $1.74 million at December 31, 2006 from $0.20 million at December 31, 2005.

Interest receivable decreased to $423 as of December 31, 2006, from $113,854 at December 31, 2005, due to the sale of loans and loan participations during 2006. The tenant advance decreased $97,340 from December 31, 2005 due to scheduled repayments during 2006.

Total loans decreased by $23.32 million to $463,575 at December 31, 2006, from $23.79 million at December 31, 2005. As discussed previously, during 2006 the Bank purchased $19.74 million of loans and loan participations from LMOD and $3.58 million of loans were paid off. At December 31, 2006, LMOD's loan portfolio consisted of six loans totaling $463,575. Four of these loans to two borrowers totaling $395,750 are non-accrual loans. Two of the four loans totaling $227,963 are in foreclosure. During the third quarter of 2006, LMOD recorded a $250,000 provision for losses on loans. In 2005, there was no allowance for loan losses.

Leased properties, net of accumulated depreciation, decreased to $1.41 million as of December 31, 2006, compared to $13.41 million as of December 31, 2005, primarily due to the sale of eleven leased properties which resulted in a net gain of $2.24 million. During the third quarter of 2006, a provision for impairment of leased properties of $98,812 was recorded on a vacant leased property which was sold in the fourth quarter of 2006. At December 31, 2006, leased properties held for sale consisted of one commercial building with a carrying cost of $1.41 million. The property is presently listed for sale for $2.0 million. In accordance with the terms of the lease, the lessee has given advance notice that they will be vacating the property as of July 15, 2007. The tenant was current in its rent payment at December 31, 2006. LMOD also has a tenant advance related to the leased property from this tenant. The balance of the tenant advance at December 31, 2006, was $137,293. LMOD expects that the advance will be paid off at the termination of the lease in July, 2007.

Other assets at December 31, 2006 and December 31, 2005, consisted primarily of prepaid insurance.

The financial services business segment's indebtedness decreased during 2006 as a result of the payment of debt using the proceeds from the sale of the Financial Services Assets.

Financial services segment's debt	12/31/2006	12/31/2005
Lines of credit	-	$22.82 million
SWIB note payable	-	$5.00 million
SWIB loan participation	-	$0.14 million

As of December 31, 2006, the Company no longer had a line of credit with any financial institution. As noted above, the previous line of credit agreement with US Bank was paid off in August, 2006 using proceeds from the sale of the Financial Services Assets.

Long-term debt at December 31, 2005, consisted of a term note of $5.0 million and $0.14 million of loan participations with repurchase options. In January, 2006, the $0.14 million of loan participations were repaid and in February of 2006, the term note was repaid using proceeds from the bank line of credit facility.

Accrued liabilities decreased to $56,333 at December 31, 2006, as compared to $930,681 at December 31, 2005, primarily due to the payment in January, 2006 of $546,917 in accrued income taxes from the sale of leased properties during 2005. Accrued liabilities were also reduced due to decreases in accrued real estate taxes and security deposits as leased properties were sold.

	12/31/2006	12/31/2005
Redeemable preferred stock, at cost 414,617 shares at 12/31/2006, and 674,191 shares at 12/31/2005	$10.37 million	$16.85 million

As discussed previously, in November, 2006, the Company commenced a tender offer to redeem up to 246,154 shares of preferred stock (with a right to redeem up to an additional 13,483 shares) at a price of $16.25 per share. Shareholders tendered 348,538 shares of preferred stock and the Company redeemed 259,574 shares of preferred stock at $16.25 per share in December, 2006. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended December 31, 2006.

Liquidity and Capital

The consumer products business segment has incurred net losses and negative cash flows from operating activities over the past four years and the Company had an accumulated deficit of $5.66 million at December 31, 2006. The sale of the Financial Services Assets during 2006 generated sufficient cash to allow the Company to pay off debt, to fund operations, and to partially redeem shares of the Company's outstanding preferred stock. Absent any adverse factors outside the control of the Company, management expects that the cash that will be generated from existing operations together with existing cash balances and other potential sources of financing will be sufficient to provide the necessary cash to meet operating and working capital requirements during through June 30, 2008. The Company is required to redeem $10.37 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. (See Note 15 of the Notes to Consolidated Financial Statements, in Item 7 "Consolidated Financial Statements", herein.) The Company is considering various financial alternatives in order to address all of its financial obligations, including the required redemption of preferred stock.

Off Balance Sheet Arrangements

There were no undisbursed construction or loan commitments at December 31, 2006.

As of November 12, 2003, the Parent extended a guarantee to a supplier of LMOD in which the Parent has agreed to unconditionally guarantee all obligations of LMOD to the supplier. It is anticipated that the maximum amount of the guarantee will not exceed $0.60 million, however, the amount of the guarantee is unlimited and the amount of the obligation could increase in the future. As of December 31, 2006, LMOD owed the supplier approximately $250,000.

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*," ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes*". The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard is required to be adopted by the Company on January 1, 2007. Management is currently analyzing the impact of this interpretation on the Company's consolidated financial statements.

Establishing Standards on Measuring Fair Value

In September 2006, the FASB issued SFAS No. 157 "*Fair Value Measurements*". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. Management will be required to adopt this statement beginning in 2008. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158 "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*". SFAS No. 158 amends SFAS No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan's over-funded status or a liability for a plan's under-funded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. Because the Company does not have any defined benefit plan or other postretirement plans, this standard is not expected to have an impact on the Company's consolidated financial statements.

Quantifying Financial Statement Misstatements

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. SAB 108 addresses the two techniques commonly used in practice in accumulating and quantifying misstatements, and requires that the technique with the most severe result be used in determining whether a misstatement is material. SAB 108 was adopted by the Company on December 31, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

Fair Value Option

In February 2007, the FASB issued SFAS No. 159 *"The Fair Value Option for Financial Assets and Financial Liabilities"*. SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS No. 159 is effective for the Company on January 1, 2008. Early adoption is permitted, provided the entity also elects to apply the provisions of SFAS No. 157 *"Fair Value Measurements"*. Management of the Company is currently evaluating the potential impact of SFAS No. 159 on the Company's consolidated financial statements.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "may", "will", "could", "believe", "expect", "intend", "anticipate", "estimate", "project", or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. In addition to the risk factors described in Item 1 of this Annual Report on Form 10-KSB, factors which could have a material adverse effect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to:

- demand for the Company's consumer products;
- the degree of success of the strategy to reduce expenses and to increase revenue at the consumer products business segment;
- competition;
- general economic conditions, including the condition of the local real estate market;
- legislative/regulatory changes;
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;
- the quality or composition of the loan and real estate portfolios;
- payment when due of principal and interest on loans made by the Company;
- payment of rent by lessees of the Company's properties;
- the necessity to make additions to the Company's allowance for doubtful accounts;
- the necessity to make additions to the Company's allowance for obsolete inventory;
- the timing of sales and the selling prices of the Company's remaining leased real estate;
- the ability of the Company to provide the necessary cash to meet operating and working capital requirements beyond 2007; and
- the ability of the Company to provide the necessary cash to redeem the remaining outstanding preferred stock

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Item 7. Consolidated Financial Statements

The Middleton Doll Company

Consolidated Financial Statements

Contents

Financial Statement Schedules



Virchow Krause & company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The Middleton Doll Company

We have audited the accompanying consolidated balance sheets of The Middleton Doll Company and subsidiaries (the "Company"), as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. We have also audited the financial statement schedules listed in Item 7. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Middleton Doll Company and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedules listed in Item 7, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
March 22, 2007

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

ASSETS

	2006	2005
CONSUMER PRODUCTS		
Current Assets:		
Cash and cash equivalents	$ 961,527	$ 83,817
Accounts receivable, net	2,203,751	2,831,259
Inventory, net	3,722,700	4,885,588
Prepaid inventory	466,699	79,480
Other prepaid expenses	87,448	174,003
Total current assets	7,442,125	8,054,147
Property and equipment, net	5,392,659	5,990,003
Goodwill	-	506,145
Total Consumer Products Assets	12,834,784	14,550,295
FINANCIAL SERVICES		
Cash and cash equivalents	1,738,561	203,356
Interest receivable	423	113,854
Tenant advance	137,293	234,633
Loans held for investment, net	213,575	8,044,940
Loans held for sale	-	15,744,681
Leased properties, net	-	6,606,281
Leased properties, net, listed for sale or under contract to be sold	1,413,788	6,806,178
Other assets	20,610	39,963
Total Financial Services Assets	3,524,250	37,793,886
TOTAL ASSETS	$ 16,359,034	$ 52,344,181

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
LIABILITIES		
CONSUMER PRODUCTS		
Accounts payable	$ 996,846	$ 990,013
Accrued royalties	90,433	82,703
Accrued real estate and personal property taxes	83,203	65,378
Accrued salaries	90,492	136,429
Accrued vendor rebates	56,667	209,963
Accrued liabilities	99,965	226,171
Total Consumer Products Liabilities	1,417,606	1,710,657
FINANCIAL SERVICES		
Lines of credit	-	22,820,000
State of Wisconsin Investment Board notes payable	-	5,000,000
Loan participations with repurchase options	-	135,254
Accrued liabilities	56,333	930,681
Total Financial Services Liabilities	56,333	28,885,935
PREFERRED SHARES SUBJECT TO MANDATORY REDEMPTION	10,365,425	16,854,775
Total Company Liabilities	11,839,364	47,451,367
SHAREHOLDERS' EQUITY		
Common stock, $0.0667 cents par value, 15,000,000 shares authorized, 4,401,599 shares issued, 3,727,589 shares outstanding at December 31, 2006 and 2005	293,441	293,441
Additional paid-in capital	16,607,688	16,604,744
Accumulated deficit	(5,655,537)	(5,279,449)
Treasury stock, 674,010 shares, at December 31, 2006 and 2005, at cost	(6,725,922)	(6,725,922)
	4,519,670	4,892,814
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 16,359,034	$ 52,344,181

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2006 and 2005

	2006	2005
CONSUMER PRODUCTS		
NET SALES	$ 12,044,872	$ 14,328,082
COST OF GOODS SOLD	8,917,258	9,233,667
Gross Profit	3,127,614	5,094,415
OPERATING EXPENSES (INCOME)		
Sales and marketing	2,202,305	2,409,896
New product development	1,014,943	953,742
General and administrative	2,975,745	4,120,811
Impairment of goodwill	506,145	-
Litigation settlements	-	(225,000)
Total Operating Expenses	6,699,138	7,259,449
Net operating loss	(3,571,524)	(2,165,034)
OTHER INCOME (EXPENSE)		
Interest expense	-	(1,314)
Other income, net	160,163	247,635
Net Other Income	160,163	246,321
Loss before income taxes and intercompany charges	(3,411,361)	(1,918,713)
Less: Applicable income tax expense	-	-
LOSS BEFORE INTERCOMPANY CHARGES - CONSUMER PRODUCTS	$ (3,411,361)	$ (1,918,713)
FINANCIAL SERVICES		
REVENUES		
Interest on loans	$ 323,992	$ 1,717,316
Rental income	770,530	1,796,937
Gain on sale of leased properties	2,235,207	1,779,964
Other income	117,001	38,826
Total Revenues	3,446,730	5,333,043
EXPENSES		
Interest expense	321,388	1,769,736
Depreciation expense	138,714	353,613
Management fee expense	62,639	748,618
Compensation expense	236,039	-
Provision for impairment of leased property	98,812	-
Provision for losses on loans	250,000	-
Loss on early extinguishment of indebtedness	289,034	-
Other operating expenses	389,074	644,947
Total Expenses	1,785,700	3,516,914
Income before income taxes and intercompany revenue	1,661,030	1,816,129
Less: Applicable income tax expense	-	(546,917)
INCOME BEFORE INTERCOMPANY REVENUE - FINANCIAL SERVICES	$ 1,661,030	$ 1,269,212

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
Years Ended December 31, 2006 and 2005

	2006	2005
TOTAL COMPANY		
Income (loss) before income taxes and intercompany activity		
Consumer products	$ (3,411,361)	$ (1,918,713)
Financial services	1,661,030	1,816,129
Total Company	(1,750,331)	(102,584)
Income tax expense	-	(546,917)
NET LOSS	(1,750,331)	(649,501)
Preferred stock dividends	(893,860)	(905,101)
Gain on redemption of preferred stock, net of accrued dividends and expenses	2,268,103	-
NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$ (376,088)	$ (1,554,602)
Basic loss per common share	$ (0.10)	$ (0.42)
Diluted loss per common share	$ (0.10)	$ (0.42)
Weighted average shares outstanding	3,727,589	3,727,589
Dividend paid per preferred stock share	$ 1.3425	$ 1.3425
SEGMENT RECONCILIATION		
CONSUMER PRODUCTS		
Loss before intercompany charges	$ (3,411,361)	$ (1,918,713)
Interest expense to financial services segment	-	(1,051,272)
Total Segment Net Loss	(3,411,361)	(2,969,985)
FINANCIAL SERVICES		
Income before intercompany revenue	1,661,030	1,269,212
Interest income from consumer products segment	-	1,051,272
Total Segment Net Income	1,661,030	2,320,484
NET LOSS	$ (1,750,331)	$ (649,501)

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2006 and 2005

	Common stock	Additional paid-in capital	Accumulated deficit	Treasury stock	Total
BALANCES - December 31, 2004	$ 293,441	$ 16,604,744	$ (3,724,847)	$ (6,725,922)	$ 6,447,416
Net loss - 2005	-	-	(649,501)	-	(649,501)
Cash dividends on preferred stock - 5.37% dividend rate	-	-	(905,101)	-	(905,101)
BALANCES - December 31, 2005	$ 293,441	$ 16,604,744	$ (5,279,449)	$ (6,725,922)	$ 4,892,814
Net loss - 2006	-	-	(1,750,331)	-	(1,750,331)
Stock-based compensation	-	2,944	-	-	2,944
Gain on redemption of preferred stock, net	-	-	2,268,103	-	2,268,103
Cash dividends on preferred stock - 5.37% dividend rate	-	-	(893,860)	-	(893,860)
BALANCES - December 31, 2006	$ 293,441	$ 16,607,688	$ (5,655,537)	$ (6,725,922)	$ 4,519,670

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CONSUMER PRODUCTS		
CASH FLOWS FROM OPERATING ACTIVITIES		
Segment net loss	$ (3,411,361)	$ (2,969,985)
Adjustments to reconcile segment net loss to net cash flows from operating activities		
Depreciation	716,110	870,179
Impairment of goodwill	506,145	-
Loss (gain) on sale of property	17,874	(59,725)
Provision for losses on accounts receivable	36,512	925
Provision for obsolete inventory	119,472	227,241
Net change in:		
Accounts receivable	590,996	(750,863)
Inventory	656,197	(722,484)
Other assets	86,555	338,932
Accounts payable	6,833	241,661
Other liabilities	(299,884)	101,266
Net Cash Flows used in Operating Activities	(974,551)	(2,722,853)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment expenditures	(137,990)	(261,295)
Proceeds from sale of equipment	1,350	90,099
Net Cash Flows used in Investing Activities	(136,640)	(171,196)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net decrease in short term borrowings	-	(220,000)
Net intercompany transactions	1,988,901	3,179,889
Net Cash Flows from Financing Activities	1,988,901	2,959,889
Net Change in Cash and Cash Equivalents	877,710	65,840
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	83,817	17,977
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 961,527	$ 83,817
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid for interest	$ -	$ 3,626

See accompanying Notes to Consolidated Financial Statements.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended December 31, 2006 and 2005

	2006	2005
FINANCIAL SERVICES		
CASH FLOWS FROM OPERATING ACTIVITIES		
Segment net income	$ 1,661,030	$ 2,320,484
Adjustments to reconcile segment net income to net cash flows from operating activities		
Depreciation	138,714	353,613
Provision for losses on loans	250,000	-
Provision for impairment of leased property	98,812	-
Gain on sale of leased properties	(2,235,207)	(1,779,964)
Gain on sale of furniture and fixtures	(34,633)	-
Stock-based compensation expense	2,944	-
Net change in:		
Interest receivable	113,431	117,906
Tenant advance and other assets	116,693	234,854
Accrued liabilities	(874,348)	(33,587)
Net Cash Flows (used in) from Operating Activities	(762,564)	1,213,306
CASH FLOWS FROM INVESTING ACTIVITIES		
Net loan repayments received	3,584,338	9,051,222
Proceeds from sale of leased properties	14,001,829	10,248,678
Proceeds from sale of loans	19,741,708	-
Purchase or improvements to leased property	(5,477)	(2,841)
Proceeds from sale of furniture and fixtures	34,633	-
Net Cash Flows from Investing Activities	37,357,031	19,297,059
CASH FLOWS FROM FINANCING ACTIVITIES		
Net decrease in commercial paper borrowings	-	(7,065,959)
Net decrease in lines of credit	(22,820,000)	(7,930,000)
Repayment of SWIB notes	(5,000,000)	(666,667)
Repayment of loan participations with repurchase options	(135,254)	(1,187,553)
Net intercompany transactions	(1,988,901)	(3,179,889)
Net Cash Flows used in Financing Activities	(29,944,155)	(20,030,068)
Net Cash Flows from Financial Services	6,650,312	480,297
Payment for redemption of preferred stock, including expenses	(4,297,126)	-
Preferred stock dividends paid	(817,981)	(905,101)
Net Cash Flows used in Redemption of Preferred Stock and Preferred Stock Dividends	(5,115,107)	(905,101)
Net Change in Cash and Cash Equivalents	1,535,205	(424,804)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	203,356	628,160
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,738,561	$ 203,356
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid for interest	$ 321,388	$ 1,769,939
Cash paid for income taxes	$ 546,917	$ 128,371
NONCASH INVESTING AND FINANCING ACTIVITIES		
Loans held for investment transferred to loans held for sale	$ 4,007,671	$ 15,734,037

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 – Summary of Significant Accounting Policies

Consolidation
The consolidated financial statements of The Middleton Doll Company and Subsidiaries (the "Company") include the accounts of The Middleton Doll Company (the "Parent"), and its wholly-owned subsidiary, Lee Middleton Original Dolls, Inc. ("LMOD") and LMOD's wholly-owned subsidiary, License Products, Inc. ("LPI"). The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Nature of Business
The Company presently consists of two business segments; the consumer products business segment and the financial services business segment. The Company's segments conducted substantially all of their business in the United States.

The consumer products business segment consists of a portion of LMOD and LPI. LMOD is a designer and distributor of lifelike collectible and play dolls and LPI is a designer and distributor of clocks and home décor products.

Prior to January 1, 2006, the financial services business segment consisted of the Parent and its wholly-owned subsidiary Bando McGlocklin Small Business Lending Corporation ("BMSBLC"). On January 1, 2006, BMSBLC was merged with and into LMOD with LMOD as the surviving corporation. During 2006, the Company sold substantially all of the assets of the financial services business segment and used the net proceeds to pay off indebtedness and to redeem certain shares of the Company's outstanding preferred stock. The Company does not intend to continue in the financial services business segment after all of the segment's assets are sold.

Use of Estimates
In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of allowances for loan and lease losses, doubtful accounts and the valuation of inventories and deferred income tax assets.

Segment Information
The Company is reporting segment assets, liabilities, sales and operating income and expenses in the same format reviewed by the Company's management. As discussed previously, the Company has two reportable segments: consumer products (which includes a portion of LMOD and LPI) and financial services (which includes the Parent and a portion of LMOD (formerly known as BMSBLC)). Segment information required to be disclosed is included in the accompanying consolidated financial statements. Intersegment charges are reflected in the segment reconciliation on the consolidated statements of operations and on the consolidated statements of cash flows.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents are defined as those financial assets with an original maturity of three months or less. The Company may at times maintain balances at financial institutions that exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal. Interest income is accrued on the unpaid principal balance. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payment of interest or principal when they become due. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses
A loan is considered on non-accrual status when, based on current information and events, it is probable that the lender will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining non-accrual status include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Non-accrual status is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. Management reviews the value of the collateral on each loan to determine if an allowance for loan losses is necessary. During the year ended December 31, 2006, management established a loan loss allowance of $250,000. There was no loan loss allowance during 2005.

Loans Held for Sale
A loan is considered held for sale when management has identified a purchaser for the loan and the purchase is scheduled to occur during the next twelve months. Loans held for sale are carried at the lower of cost or market.

Rent Receivable
Rent receivable is accrued on a monthly basis based on the lease agreement. If at any point it is determined that the lessee will not make rent payments as dictated by the lease agreement, the accrual of rent is discontinued until management determines the rent to be collectible.

Allowance for Rental Losses
The allowance for rental losses is established as losses are expected to occur through a provision for losses charged to earnings. Management reviews the entire rent receivable portfolio when determining the necessary allowance. Management has determined that no allowance for rental losses is necessary.

Accounts Receivable
The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $175,248 and $155,000 at December 31, 2006 and December 31, 2005, respectively. Accounts receivable are considered past-due when the amount due is ninety days past the terms of the invoice. At December 31, 2006, LPI did not have any past-due accounts and LMOD had past-due accounts totaling approximately $136,000.

Inventory
Inventories of LMOD and LPI are valued at lower of cost or market using the first-in, first-out (FIFO) method. Allowances are provided for obsolete and excess inventory. Inventories are presented net of an allowance for obsolete and excess inventory of $482,847 and $451,330 at December 31, 2006 and December 31, 2005, respectively.

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 – Summary of Significant Accounting Policies (continued)

Leased Properties
Leased properties are recorded at cost. Depreciation is calculated using the straight-line method over 40 years for book purposes and 39 years for tax purposes. The costs of normal repairs and maintenance are charged to expense as incurred.

Leased Properties, Listed for Sale or Under Contract to be Sold
Leased properties are classified as listed for sale or under contract to be sold, when a property is listed for sale and/or under contract to be sold within the next twelve months. The properties are carried at the lower of depreciated cost or at net realizable value.

Property and Equipment
Property and equipment primarily represent manufacturing property, plant and equipment of LMOD and LPI. Property and equipment is stated at cost and depreciated using straight-line methods for financial statement purposes and accelerated methods for income tax purposes. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are added to the property and equipment accounts.

Impairment of Long-Lived Assets
The Company evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company evaluates the recoverability of leased properties, property and equipment and goodwill annually or more frequently if events or circumstances indicate that an asset might be impaired. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using discounted future cash flow analysis or other accepted valuation techniques. During the third quarter of 2006, an impairment provision of $98,812 was recorded on a vacant leased property which was sold in the fourth quarter of 2006. During the fourth quarter of 2006, management concluded that the remaining amount of goodwill was impaired and $506,145 was charged to operations in 2006.

Revenue Recognition
Revenue is recognized when legal title passes to the purchaser, which is primarily upon shipment of product or upon sale of real estate. Rental income is accrued on a monthly basis based on the lease agreement.

Product Development Costs
The costs of product development and product improvement are charged to expense as they are incurred. Research, development and product improvement costs are reported as a separate component of operating expenses and totaled $1,014,943, and $953,742 for the years ended December 31, 2006 and 2005, respectively.

Stock Based Compensation
On January 1, 2006, the Company adopted Statement of Accounting Standard ("SFAS") No. 123R, *Accounting for Stock-Based Compensation* ("SFAS No. 123R"). SFAS No. 123R requires all share-based payment to employees, including grants of employee stock options, to be recognized as expense in the statement based on their fair values. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. The amount of compensation is measured at the fair value of the options when granted and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS No. 123R applies to awards granted or modified after January 1, 2006, or any unvested awards outstanding at December 31, 2005. The effect of the adoption of the new accounting principles on results of operations depends on the level of options grants, the vesting period for those grants, and the fair value of the options granted at such date. For the periods prior to January 1,

NOTE 1 – Summary of Significant Accounting Policies (continued)

Stock Based Compensation (continued)
2006, the Company elected to remain with the former method of accounting under Accounting Principles Board Opinion 25 ("APB No. 25") and has made the pro forma disclosures in Note 17 of net loss and loss per share as if the fair value method provided for in SFAS No. 123R had been adopted.

Income Taxes
For the year ended December 31, 2006, the Company was taxed as a C Corporation and will file a consolidated federal income tax return and individual state income tax returns, which are based on the determination of net income (loss) before the elimination of intercompany expenses.

Prior to January 1, 2006, the Parent and its subsidiary, BMSBLC, qualified as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the REIT was not subject to income tax on taxable income that was distributed to common shareholders. However, the REIT was allowed to retain capital gains from the sale of real estate and pay income taxes on that gain. In January, 2006, the REIT paid $546,917 in income taxes from the sale of real estate during 2005. As of January 1, 2006, BMSBLC merged with and into LMOD and no longer qualifies as a REIT.

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to different methods used for depreciation for income tax purposes, deferred revenue, net operating losses, capitalization requirements of the Internal Revenue Code, allowances for doubtful accounts and obsolete inventory, and other carryforwards. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Shipping and Handling Costs
Shipping and handling costs charged to customers have been included in net sales. Shipping and handling costs incurred by the Company have been included in cost of goods sold.

Advertising Costs
Advertising costs are charged to operations when incurred. Advertising expense was $466,425 and $542,985 for the years ended December 31, 2006 and December 31, 2005, respectively.

Earnings Per Common Share
Earnings (loss) per common share are computed based upon the weighted average number of common shares outstanding during each year. In the computation of diluted earnings per common share, all dilutive stock options are assumed to be exercised at the beginning of each year and the proceeds are used to purchase shares of the Company's common stock at the average market price during the year.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair values cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes
In June, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*," ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes*". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard is required to be adopted by the Company on January 1, 2007. Management is currently analyzing the impact of this interpretation on the Company's consolidated financial statements.

Establishing Standards on Measuring Fair Value
In September 2006, the FASB issued SFAS No. 157 "*Fair Value Measurements*". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. Management will be required to adopt this statement beginning in 2008. Management believes the adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Accounting for Defined Benefit Pension and Other Postretirement Plans
In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*". SFAS No. 158 amends SFAS No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan's over-funded status or a liability for a plan's under-funded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 31, 2006. Because the Company does not have any defined benefit plan or other post retirement plans, management believes this standard will not have an impact on the Company's consolidated financial statements.

NOTE 1 – Summary of Significant Accounting Policies (continued)

Quantifying Financial Statement Misstatements

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. SAB 108 addresses the two techniques commonly used in practice in accumulating and quantifying misstatements and requires that the technique with the most severe result be used in determining whether a misstatement is material. SAB 108 was adopted by the Company on December 31, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

Fair Value Option

In February 2007, the FASB issued SFAS No. 159 *"The Fair Value Option for Financial Assets and Financial Liabilities"*. SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS No. 159 is effective for the Company on January 1, 2008. Early adoption is permitted, provided the entity also elects to apply the provisions of SFAS No. 157 *"Fair Value Measurements"*. Management of the Company is currently evaluating the potential impact of SFAS No. 159 on the Company's consolidated financial statements.

Reclassifications

Certain 2005 amounts have been reclassified to conform with the 2006 presentation. The reclassifications have no effect on reported amounts of net (loss) income or equity.

NOTE 2 – Liquidity and Capital Resources

The consumer products business segment has incurred net losses and negative cash flows from operating activities over the past four years and the Company had an accumulated deficit of $5.66 million at December 31, 2006. The sale of the Financial Services Assets during 2006 generated sufficient cash to allow the Company to pay off debt, to fund operations, and to redeem certain shares of the Company's outstanding preferred stock. Absent any adverse factors outside the control of the Company, management expects that the cash that will be generated from existing operations together with existing cash balances and other potential sources of financing will be sufficient to provide the necessary cash to meet operating and working capital requirements through June 30, 2008. The Company is required to redeem $10.37 million of preferred stock by July 1, 2008, to the extent the Company has legally available funds for the redemption and it is otherwise permitted under Wisconsin law. (See Note 15 of the Notes to Consolidated Financial Statements, in Item 7 "Consolidated Financial Statements", herein.) The Company is considering various financial alternatives in order to address all of its financial obligations, including the required redemption of preferred stock.

NOTE 3 – Related Entity

Pursuant to a Loan and Real Estate Services Agreement (the "Loan Services Agreement"), which was terminated effective June 30, 2006, InvestorsBank (the "Bank") administered the loan and real estate portfolios of the Company from January 1, 2006 to June 30, 2006. The Bank received a monthly fee equal to (a) 1/12 of 0.25% multiplied by the total outstanding principal balance of loans under management, (b) 1/12 of 0.25% multiplied by the total cost of all of the properties originally acquired by BMSBLC from Bando McGlocklin Real Estate Investment Corporation (the "Bando Investment Properties") and (c) 6% of the rents from the real estate portfolio other than the Bando Investment Properties. For the year ended December 31, 2006, management fees totaled $45,139. In addition, Ms. Hauke, Chief Financial Officer of the Bank, was required to provide between January 1, 2006, and June 30, 2006, a maximum of 140 hours of accounting services under the Loan Services Agreement for an aggregate fee of $17,500. Also under the Loan Services Agreement, LMOD paid the Bank a fee of $19,554 for rent, real estate taxes, and building related and overhead expenses, which is included in other operating expenses during the year ended December 31, 2006. No additional fees were paid under the Loan Services Agreement. During the year ended December 31, 2006, the Bank paid the Company $34,633 for fully depreciated financial services furniture and fixtures which the Bank retained at the termination of the Loan Services Agreement. The purchase price of the furniture and fixtures was determined based on an estimate of fair value provided by a third party.

At December 31, 2005, the Company shared common management with InvestorsBancorp, Inc. ("IBI"), which owns the Bank. The Second Amended and Restated Management Services and Allocation of Expenses Agreement, dated June 1, 2004, (the "Management Agreement") between the Company and the Bank, which terminated on December 31, 2005, required the employees of the Bank to provide loan management, leasing and accounting services to the Company for a fee, payable monthly. Management fee expense relating to the Management Agreement was $748,618 for the year ended December 31, 2005. Overhead expenses were also shared between the two entities in accordance with the Management Agreement. The Company also rented space from the Bank under a lease agreement which also ended on December 31, 2005. Rent expense was $64,776, for the year ended December 31, 2005, and is included in other operating expenses.

NOTE 4 – Concentrations

The consumer products business segment's customers are not concentrated in any specific geographic region. For the year ended December 31, 2006, the consumer products business segment had one customer that accounted for $2.39 million or 20%, of the segment's net sales. At December 31, 2006, this customer accounted for 12% of the consumer products business segment's outstanding accounts receivable. For the year ended December 31, 2005, the consumer products business segment had two customers that accounted for $4.16 million or 29%, of the segment's net sales. At December 31, 2005, these customers accounted for 27% of the consumer products business segment's outstanding accounts receivable. The Company establishes an allowance for doubtful accounted based upon the factors surrounding its credit risk of specific customers, historical trends and other information. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

The consumer products business segment imports substantially all finished goods inventory from two suppliers in China.

Approximately 33% of LMOD's labor force is subject to a collective bargaining agreement which has an expiration date of April 30, 2009.

NOTE 5 – Loans Held for Investment and Loans Held for Sale

On January 4, 2006, LMOD entered into an asset purchase agreement to sell substantially all of its loans and loan participations (previously owned by BMSBLC) to the Bank. The purchase price for the sale of the loans and loan participations was the total of the outstanding principal balance of all such loans and loan participations, plus accrued interest. During the year ended December 31, 2006, the Bank purchased $15.58 million of loans and loan participations under the asset purchase agreement. In addition, outside of the asset purchase agreement, the Bank purchased an additional $4.16 million of loans and loan participations under the same terms.

At December 31, 2006, the Company's loan portfolio consisted of six loans totaling $463,575. Management expects that one loan totaling $11,763 will be paid off in 2007 and one loan totaling $56,062 will be paid off in 2008. The remaining loan balance of $395,750 is comprised of four non-accrual loans to two borrowers. Two of the non-accrual loans totaling $227,963 are presently in foreclosure proceedings. During the year ended December 31, 2006, management established a loan loss allowance of $250,000 against the non-accrual loans. No interest income was accrued or received on these non-accrual loans during the years ended December 31, 2006 and 2005. There were no loans charged off during 2006 and 2005.

NOTE 6 – Loans Sold with Repurchase Options

The Company did not sell any loans with repurchase options to third parties during the years ended December 31, 2006 and 2005. As of December 31, 2005, the balance of loan participations sold with repurchase options was $135,254. These loan participations were repurchased in the first quarter of 2006.

NOTE 7 – Inventory

Inventory consisted of the following at December 31:

	2006	2005
Raw materials	$ 296,397	$ 484,534
Work in process	-	23,828
Finished goods	3,909,150	4,828,556
	4,205,547	5,336,918
Allowance for obsolete and excess inventory	(482,847)	(451,330)
	$ 3,722,700	$ 4,885,588

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 8 – Leased Properties

The major categories of leased properties at December 31 are summarized as follows:

Leased Properties, Listed for Sale or Under Contract to be Sold

	2006	2005
Land	$ 107,800	$ 1,086,805
Buildings	1,571,178	6,689,564
Total	1,678,978	7,776,369
Less: accumulated depreciation	(265,190)	(970,191)
Net	$ 1,413,788	$ 6,806,178

Leased Properties

	2006	2005
Land	$ -	$ 565,266
Buildings	-	7,223,810
Total	-	7,789,076
Less: accumulated depreciation	-	(1,182,795)
Net	$ -	$ 6,606,281

Depreciation expense on leased properties was $138,714, and $349,111 for the years ended December 31, 2006 and December 31, 2005, respectively.

During the year ended December 31, 2006, the Company sold eleven leased properties to third parties resulting in a net gain of $2.24 million. During the year ended December 31, 2005, the Company sold seven leased properties to third parties resulting in a net gain of $1.78 million.

The Company previously leased properties pursuant to lease agreements with initial lease terms primarily ranging from five to fifteen years. The leases required the lessees to pay all operating expenses including utilities, insurance and taxes. If it was determined that a lessee would not be able to make all required lease payments, the lease was put on nonaccrual and no future amounts of rent were accrued. At such time that the lessee would become current on past lease payments, the Company would resume the accrual of lease payments.

At December 31, 2006, LMOD's real estate portfolio consisted of one commercial leased property with a carrying cost of $1.41 million. In accordance with the terms of the lease, the lessee has given advance notice that they will be vacating the property as of July 15, 2007. The property is presently listed for sale for $2.0 million.

The following table shows minimum future rental income by year. It is based on lease agreements in effect at December 31, 2006.

Leased Properties

Year	Income
2007	$ 100,420

NOTE 9 – Property and Equipment

The major categories of property and equipment at December 31 are summarized as follows:

	Useful Lives	2006	2005
Consumer Products:			
Land	N/A	$ 697,890	$ 697,890
Buildings	40 yrs.	5,237,164	5,375,632
Machinery and equipment	3-5 yrs.	1,363,203	2,320,143
Furniture and fixtures	7 yrs.	1,947,722	2,114,078
Total		9,245,979	10,507,743
Less: accumulated depreciation		(3,853,320)	(4,517,740)
Net		$ 5,392,659	$ 5,990,003
Financial Services:			
Furniture and fixtures	3-7 yrs.	$ -	$ 751,532
Less: accumulated depreciation		-	(751,532)
Net		$ -	$ -

Depreciation expense for consumer products was $716,110 and $870,179 and for financial services was $0 and $4,502 for the years ended December 31, 2006 and December 31, 2005, respectively. In the year ended December 31, 2006, the Bank paid the Company $34,633 for fully depreciated financial services furniture and fixtures which the Bank retained at the termination of the Loan Services Agreement.

NOTE 10 – Goodwill

The goodwill associated with the acquisition of the LMOD consumer doll business amounted to $619,753. The unamortized amount and carrying value of goodwill at December 31, 2005 was $506,145. During the fourth quarter of 2006, after reviewing the operating results of the business for the year ended December 31, 2006, and projected future results, management concluded that the carrying value of goodwill was impaired and $506,145 was charged to operations in 2006. Based on the consumer products business segment's losses from 2003 through 2006, and based on management's evaluation of fair value of the consumer products business segments assets and upon the present value of future expected cash flows; management concluded that at December 31, 2006, that there was no longer any value associated with the goodwill.

NOTE 11 – Short-Term Borrowings

As of December 31, 2006, the Company no longer had a line of credit facility with any financial institution.

Consumer Products:

In 2004, LMOD entered into a loan agreement with the Bank, a related party, providing for a line of credit facility of $2,000,000 bearing interest at prime rate. At December 31, 2004, the line of credit facility was $220,000 and the note was paid in full in January, 2005.

NOTE 11 – Short-Term Borrowings (continued)

Financial Services:

As of December 31, 2005, BMSBLC had a line of credit with three participating banks with an outstanding balance of $22,820,000. The line of credit was paid off in August, 2006 using proceeds from the sale of loans, loan participations and leased properties.

NOTE 12 – Long-Term Debt

As of December 31, 2006, the Company did not have any long-term debt.

The financial services business segment had a term note with the State of Wisconsin Investment Board ("SWIB") which had a fixed rate of interest of 6.98% per year through its maturity on June 1, 2013. In February, 2006 the note was paid in full with proceeds from the bank line of credit. The prepayment of the note resulted in a prepayment penalty of $289,034, which was expensed in 2006 as a loss on the early extinguishment of indebtedness. At December 31, 2005, the term note had a balance of $5.0 million.

NOTE 13 – Operating Leases

As of December 31, 2006, the consumer products business segment leased 7,400 square feet of office space in Columbus, Ohio, and retail space in the Polaris Fashion Mall in Columbus, Ohio, from third parties. Prior to August, 2006, LMOD leased a 44,100 square foot warehouse facility in Columbus, Ohio, and prior to May 1, 2006, LMOD leased 18,800 square feet of office space in Westerville, Ohio. These leases were classified as operating leases and lease expense was approximately $360,000 and $993,000 in 2006 and 2005.

At December 31, 2006, the future minimum lease payments for each of the remaining years are as follows:

2007	$ 178,384
2008	119,917
2009	9,536
	$ 307,837

During the second quarter of 2005, the consumer products business segment incurred a charge of $0.35 million related to the remaining lease payments for a warehouse facility in Columbus, Ohio, which was vacated in the second quarter of 2005. This charge is included in general and administrative expenses in the consolidated Statements of Operations.

NOTE 14 – Commitments and Contingencies

As of the date of this filing, neither the Parent nor any of its subsidiaries is a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material effect on the Company's consolidated financial statements.

As of November 12, 2003, the Company extended a guarantee to a supplier of LMOD in which the Company has agreed to unconditionally guarantee all obligations of LMOD to the supplier. It is anticipated that the maximum amount of the guarantee will not exceed $600,000; however, the amount of the guarantee is unlimited and the amount of the obligation could increase in the future. As of December 31, 2006, LMOD owed the supplier approximately $250,000.

NOTE 15 – Mandatory Redeemable Preferred Stock

The Company issued 690,000 shares of Adjustable Rate Cumulative Preferred Stock, Series A, in a public offering dated October 13, 1993, at $25 per share less an underwriting discount of $1.0625 per share and other issuance costs amounting to $295,221. The preferred stock is redeemable, in whole or in part at the option of the Company, on any dividend payment date during the period from July 1, 2006, to June 30, 2008, at $25 per share plus accrued and unpaid dividends. Any shares of preferred stock not redeemed prior to July 1, 2008, are subject to mandatory redemption on that date by the Company at a price of $25 plus accrued dividends. Dividends on the preferred stock are paid quarterly at an annual rate of 5.37% for the dividend period commencing July 1, 2003, and ending June 30, 2008.

In November, 2006, the Company commenced a tender offer to redeem up to 246,154 shares of preferred stock (with a right to redeem up to an additional 13,483 shares) at a price of $16.25 per share. Shareholders tendered 348,538 shares of preferred stock and the Company redeemed 259,574 shares of preferred stock at $16.25 per share in December 2006. Shareholders who tendered their preferred stock in this offering did not receive a dividend payment for the quarter ended December 31, 2006.

Mandatorily redeemable preferred stock consisted of the following as of December 31, 2006 and 2005:

	12/31/2006	12/31/2005
Redeemable Preferred stock, 1 cent par value, $25 carrying value, 3,000,000 shares authorized, 690,000 shares issued, 414,617 and 674,191 shares outstanding and 275,383 and 15,809 shares redeemed as of December 31, 2006 and 2005, respectively	$ 10,365,425	$ 16,854,775

NOTE 15 – Mandatory Redeemable Preferred Stock (continued)

The following table provides detail regarding the gain on the redemption of 259,574 shares of preferred stock in December of 2006.

	12/31/2006
Payment for the redemption of 259,574 shares of preferred stock	$ (4,218,077)
Carrying value of shares at redemption date ($25 per share)	6,489,350
Accrued fourth quarter dividends on shares redeemed	75,878
Expenses incurred in connection with redemption	(79,048)
Gain on redemption of preferred stock	$ 2,268,103

NOTE 16 – Retirement Plans

LPI and LMOD have 401(k) contribution plans for eligible employees. Employer contributions to the plans were $17,548 and $19,645 for the years ended December 31, 2006 and December 31, 2005, respectively.

During the year ended December 31, 2005, the Company provided a supplemental retirement benefit of $130,610 for George Schonath, which was included in the management fee expense. This payment was made under the Management Agreement approved by the independent members of the Board of Directors of the Company.

NOTE 17 – Stockholders' Equity

In December, 2004, FASB issued SFAS No. 123R, which requires compensation costs related to share-based payment transactions to be recognized in financial statements. SFAS No. 123R replaced SFAS No. 123 "Accounting for Stock Based Compensation" and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", which generally resulted in no compensation expense being recorded in the financial statements related to the grant of stock options to employees if certain conditions were met.

On January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective method. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense in the consolidated statement of earnings based on fair value. The amount of compensation expense is determined based on the fair value of the options when granted and is expensed over the required service period, which is normally the vesting period of the options. SFAS No. 123R applies to awards granted or modified after January 1, 2006, and any unvested awards outstanding at December 31, 2005. Consequently, compensation expense cost is recorded for prior option grants that vest on or after January 1, 2006, the date of adoption. The Company has elected to use the Black-Scholes option pricing model and the straight-line method of amortization expense over the requisite service period of the grant.

At December 31, 2006, the Company had a stock-based employee compensation plan, the 2003 Stock Option Plan. Prior to the adoption of SFAS No. 123R, the Company accounted for plans under the recognition and measurement principles of APB Opinion No. 25 which resulted in no compensation expense being recorded. Under SFAS No. 123R, stock based compensation of $2,944 was recognized in the year ended December 31, 2006. The pro forma effect for 2005 was $8,345.

NOTE 17 – Stockholders' Equity (continued)

Under the 2003 Stock Option Plan, the exercise prices for stock options may not be less than the fair market value of the optioned stock at the date of grant. The exercise price of all options granted was equal to the market value of the stock on the date of the grant. Options may be exercised based on the vesting schedule outlined in the agreement. Options granted under the Plan are considered "non-qualified stock options" as defined the Code. All options must be exercised within ten years of the date of grant.

Activity is summarized in the following table:

	2006		2005	
	Shares	Weighted Average Price	Shares	Weighted Average Price
OUTSTANDING - Beginning of Year	244,345	$ 9.30	244,345	$ 9.30
Options				
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	(203,445)	10.22	-	-
OUTSTANDING - End of Year	40,900	$ 4.72	244,345	$ 9.30
Exercisable at year end	24,540	$ 4.72	219,805	$ 9.81
Available for future grant at year end	209,100		225,655	
Total reserved shares	250,000		470,000	

Weighted Average Remaining Contractual Life - 6.1 years

SFAS No. 123R encourages a "fair value" based method of accounting for stock-based compensation plans. Had compensation cost for the Company's Plan been determined based upon the fair value at the grant dates as prescribed by SFAS No. 123R, the Company's pro forma net loss and loss per share for 2005 would have been as follows:

	2005
Net loss	
As reported	$ (1,554,602)
Pro forma	$ (1,562,947)
Loss per share (basic and diluted)	
As reported	$ (0.42)
Pro forma	$ (0.42)

NOTE 17 – Stockholders' Equity (continued)

The weighted average fair value at date of grant for options granted during 2003 was $0.36. The fair value of options, at date of grant, for options granted in 2003 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2003
Expected life (years)	10 years
Risk-free interest rate	3.44%
Expected volatility	22.5%
Expected dividend yield	7%

Outstanding options to purchase 24,540 and 219,805 shares of common stock for the years ended December 31, 2006 and 2005, respectively, were excluded from the loss per common share calculations as they were non-dilutive.

NOTE 18 – Income Taxes

As discussed previously, as of January 1, 2006, BMSBLC merged with and into LMOD and on January 1, 2006, no longer qualified as a REIT. Therefore, for the year ending December 31, 2006, the Company (consisting of the Parent, LMOD and LPI) operated as a C Corporation under the Code. The Company intends to file a consolidated federal income tax return for the year ended December 31, 2006.

The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based on the expected future income tax consequences of events that have previously been recognized in the Company's consolidated financial statements or tax returns. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax assets will not be realized in the foreseeable future.

There were no income tax benefits recognized for the years ended December 31, 2006 and December 31, 2005, due to changes in the valuation allowance.

A reconciliation of the Company's loss at December 31, 2006, before income taxes to the loss subject to income taxes is as shown in the following table. For the year ended December 31, 2005, tax expense was calculated on the consumer products business segment's loss before the elimination of intercompany expenses.

	2006	2005
Loss before income taxes	$ (376,088)	$ (1,918,713)
Less intercompany eliminations	-	(1,051,272)
Loss subject to income taxes	$ (376,088)	$ (2,969,985)

NOTE 18 – Income Taxes (continued)

A reconciliation of the federal statutory income tax rate to the effective income tax rate for the Company is as follows:

	2006	2005
Federal income taxes at statutory rate	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(3.3)	(3.3)
Other	0.1	0.1
Benefit of current year federal and state net operating loss carryforwards and other deferred income tax assets not recognized	37.2	37.2
Effective income tax rate before changes in valuation allowance	0%	0%

Temporary differences that give rise to deferred income tax assets and liabilities consisted of the following as of December 31:

	2006	2005
Deferred income tax assets:		
Accounts receivable and loan loss allowances	$ 167,973	$ 61,225
Inventory allowances	190,725	195,472
Accrued liabilities	389,882	333,529
Federal net operating loss carryforwards	4,188,588	3,800,123
State net operating loss carryforwards	536,204	294,250
Other	136,001	-
Total deferred income tax assets	5,609,373	4,684,599
Deferred income tax liabilities:		
Property and equipment depreciation	(82,251)	(97,560)
Other	-	(80,247)
Total deferred income tax liabilities	(82,251)	(177,807)
Deferred income tax assets - net	5,527,122	4,506,792
Valuation allowance	(5,527,122)	(4,506,792)
Net deferred income tax assets recognized in the consolidated balance sheets	$ -	$ -

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 18 – Income Taxes (continued)

In evaluating the Company's ability to realize the net deferred income tax assets, the Company considers all available evidence, both positive and negative, including past operating results, the existence of cumulative losses in the most recent fiscal years, tax planning strategies that are prudent and feasible, and the forecast of future taxable income. In considering this information, the Company is required to make certain assumptions and judgments based on plans and estimates. Any changes in the Company's assumptions and/or estimates may materially impact the consumer products business segment's income tax expense. In the years ended December 31, 2006 and December 31, 2005, the Company provided valuation allowances of $1.02 million and $1.19 million, respectively. A portion of the valuation allowance is a significant component of the reconciliation between the provision for income taxes computed at the Federal statutory rate versus the effective rate.

As of December 31, 2006, the Company had unused net operating loss carryforwards of approximately $12.3 million available to offset against future federal taxable income and approximately $9.75 million to offset against future state taxable income. The use of the net operating loss carryforwards are subject to limitations. The state net operating loss carryforwards expire at various dates beginning in 2010 and continuing through 2026. The federal carryforwards expire as follows:

	LMOD (prior to 2006)	LPI
2008	$ -	$ 200,000
2010	$ -	$ 600,000
2011	$ -	$ 500,000
2012	$ -	$ 800,000
2018	$ -	$ 400,000
2019	$ -	$ 200,000
2023	$ 3,600,000	$ -
2024	$ 1,800,000	$ -
2025	$ 1,400,000	$ -
2026	$ 2,800,000	$ -

Financial Services:

Prior to January 1, 2006, the Parent and its subsidiary, BMSBLC, qualified as a REIT under the Code. Accordingly, the REIT was not subject to income tax on taxable income that was distributed to common shareholders. However, the REIT was allowed to retain capital gains from the sale of real estate and pay income tax on that gain. In January, 2006, the REIT paid $546,917 in accrued income taxes from the sale of leased properties during 2005. In January, 2005, the REIT paid $128,371 in accrued income taxes from the sale of leased properties during 2004.

Consolidated:

Income tax (expense) benefit is summarized as follows:

	2006	2005
Consumer products segment	$ -	$ -
Financial services segment	-	(546,917)
	$ -	$ (546,917)

NOTE 19 – Dividends

For the years ended December 31, 2006 and December 31, 2005, the Company's Board of Directors did not declare any common stock dividends.

NOTE 20 – Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts and interest receivable, a tenant advance, loans receivable, short-term borrowings, notes payable and accounts payable for whose carrying values approximate fair value.

The estimated carrying values and fair values of the Company's redeemable preferred stock at December 31, 2006 and December 31, 2005 are as follows:

	2006		2005	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Redeemable preferred stock	$ 10,365,425	$ 6,426,564	$ 16,854,775	$ 12,634,339

The estimated fair value of the redeemable preferred stock was based on quoted market prices.

NOTE 21 – Pro Forma Financial Information

The following tables present the unaudited pro forma results of operations of the Company for the years ended December 31, 2006 and December 31, 2005, assuming that the loan sales and leased property dispositions which occurred during 2006 had occurred on January 1, 2005.

The pro forma financial information gives effect to all of the following transactions as if they had occurred on January 1, 2006 and January 1, 2005.

The sale of loans and loan participations to the Bank on various dates during the year ended December 31, 2006 for the aggregate purchase price of $15.58 million, plus accrued interest, pursuant to an asset purchase agreement entered into by LMOD and the Bank.

The sale of six additional loans to the Bank, outside of the asset purchase agreement, for the aggregate purchase price of $4.16 million, plus accrued interest.

The sale of nine leased properties and two vacant properties to various unrelated parties which resulted in a gain of $2.24 million. The net book value of the properties at the time of the sales was $11.77 million. The pro forma condensed consolidated statement of operations for the year ended December 31, 2006, excludes the gain on the sale of the properties.

The reduction of indebtedness under the Company's revolving line of credit agreement, in the amount of $22.82 million, the payoff of the notes payable to SWIB in full, in the amount of $5.14 million, and the redemption of 259,754 shares of preferred stock with a carrying amount at redemption of $4.22 million, with proceeds from the sales of the Financial Services Assets. The prepayment of the notes payable to SWIB required a prepayment penalty of $289,034 which has been excluded from the December 31, 2006 pro forma financial information.

NOTE 21 – Pro Forma Financial Information (continued)

The pro forma financial information adjusts the Company's historical results of operations for the transactions listed above. The pro forma financial information should be read in conjunction with the Company's historical financial information, but does not purport to be indicative of the results which may be obtained in the future or which would actually have been obtained had the transactions occurred as of January 1, 2006 or January 1, 2005. For purposes of presenting the pro forma information, income taxes have been excluded as no income tax was due on the 2006 transactions.

	12/31/2006 Historical	Pro Forma Adjustments	12/31/2006 Pro Forma
Consumer products segment's net loss	$ (3,411,361)	$ -	$ (3,411,361)
Financial services segment's total revenues	3,446,730	(3,089,202)	357,528
Financial services segment's total expenses	(1,785,700)	928,891	(856,809)
Financial services segment's net income (loss)	1,661,030	(2,160,311)	(499,281)
Total Company net loss	(1,750,331)	(2,160,311)	(3,910,642)
Preferred stock dividends	(893,860)	337,237	(556,623)
Gain on redemption of preferred stock	2,268,103	(2,268,103)	-
Net loss applicable to common shareholders	$ (376,088)	$ (4,091,177)	$ (4,467,265)
Basic and diluted loss per common share	$ (0.10)	$ (1.10)	$ (1.20)
Weighted average shares outstanding	3,727,589	3,727,589	3,727,589

	Year Ended 12/31/2005 Historical	Pro Forma Adjustments	Year Ended 12/31/2005 Pro Forma
Consumer products segment's net loss	$ (1,918,713)	$ -	$ (1,918,713)
Financial services segment's total revenues	5,333,043	(2,594,761)	2,738,282
Financial services segment's total expenses	(4,063,831)	2,267,624	(1,796,207)
Financial services segment's net income	1,269,212	(327,137)	942,075
Total Company net loss	(649,501)	(327,137)	(976,638)
Preferred stock dividends	(905,101)	348,478	(556,623)
Net loss applicable to common shareholders	$ (1,554,602)	$ 21,341	$ (1,533,261)
Basic and diluted loss per common share	$ (0.42)	$ 0.01	$ (0.41)
Weighted average shares outstanding	3,727,589	3,727,589	3,727,589

NOTE 22 – The Middleton Doll Company (Parent Company Only) Financial Information

CONDENSED BALANCE SHEETS

	December 31,	
	2006	2005
ASSETS		
Cash and cash equivalents	$ 1,690,304	$ 33,540
Investment in and advances to subsidiaries	13,206,441	21,727,149
Other assets	43,210	800
TOTAL ASSETS	$ 14,939,955	$ 21,761,489
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Other liabilities	$ 54,860	$ 13,900
Preferred shares subject to mandatory redemption	10,365,425	16,854,775
Total Liabilities	10,420,285	16,868,675
SHAREHOLDERS' EQUITY	4,519,670	4,892,814
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 14,939,955	$ 21,761,489

NOTE 22 – The Middleton Doll Company (Parent Company Only) Financial Information (continued)

CONDENSED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2006	**2005**
REVENUES		
Interest on loans	$ -	$ 19,737
Equity in loss of subsidiaries	(1,765,708)	(589,048)
Other income	48,165	5,506
Total Income	(1,717,543)	(563,805)
EXPENSES		
Other operating expenses	32,788	85,696
Net loss	(1,750,331)	(649,501)
Gain on redemption of preferred stock, net of accrued dividends and expenses	2,268,103	-
Preferred stock dividends	(893,860)	(905,101)
NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$ (376,088)	$ (1,554,602)

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 22 – The Middleton Doll Company (Parent Company Only) Financial Information (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,750,331)	$ (649,501)
Adjustments to reconcile net income available to common shareholders to net cash flows from operating activities		
Stock-based compensation expense	2,944	-
Equity in subsidiaries' earnings	1,765,708	589,048
Dividends from subsidiary	8,605,000	804,000
Net change in		
Other assets	(42,410)	4,983
Other liabilities	40,960	(7,644)
Net Cash Flows from Operating Activities	8,621,871	740,886
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances to subsidiaries	(1,850,000)	-
Net Cash Flows used in Investing Activities	(1,850,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment for redemption of preferred stock, including expenses	(4,297,126)	-
Preferred stock dividend paid	(817,981)	(905,101)
Net Cash Flows used in Financing Activities	(5,115,107)	(905,101)
Net Change in Cash and Cash Equivalents	1,656,764	(164,215)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	33,540	197,755
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,690,304	$ 33,540

Schedule I
Condensed Financial Information of Small Business Issuer
(Refer to footnote 22 of the consolidated financial statements)

Schedule II
Valuation and Qualifying Accounts

Changes in the reserves deducted from assets in the consolidated balance sheets for each of the two years in the period ended December 31, 2006, are as follows:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for loan losses:				
Year ended:				
December 31, 2006	$ -	250,000	-	$ 250,000
December 31, 2005	$ -	-	-	$ -
Allowance for doubtful accounts:				
Year ended:				
December 31, 2006	$ 155,000	36,512	(16,264)	$ 175,248
December 31, 2005	$ 154,833	925	(758)	$ 155,000
Allowance for obsolete and excess inventory:				
Year ended:				
December 31, 2006	$ 451,330	119,472	(87,955)	$ 482,847
December 31, 2005	$ 319,412	227,241	(95,323)	$ 451,330
Deferred income taxes valuation allowance:				
Year ended:				
December 31, 2006	$ 4,506,792	1,020,330	-	$ 5,527,122
December 31, 2005	$ 3,316,489	1,190,303	-	$ 4,506,792

Schedule IV
Mortgage Loans on Real Estate

Description		Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages as of 12/31/2006	Principal amount of loans subject to delinquent Principal or Interest
Commercial Second Mortgage		6.5% to 8.00%	Demand to 2/1/08	N/A	N/A	N/A	97,837	$ 41,775
All others	(1)	N/A	N/A	N/A	N/A	N/A	365,738	$ 353,975
Total loans							$ 463,575	

(1) This category includes all non-mortgage loans on the balance sheet.

	For the Years Ended December 31, 2006	2005
Loans, beginning of period	$ 23,789,621	$ 32,840,843
Additions during the period		
Loans made	-	8,543,210
Deductions during period		
Principal collected on loans	(23,326,046)	(17,594,432)
Loans, end of period	463,575	23,789,621
Allowance for loan losses	(250,000)	-
Net loans, end of period	$ 213,575	$ 23,789,621

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 8A. Controls and Procedures

The Company's management and Audit Committee were notified by Virchow, Krause & Company, LLP ("Virchow Krause"), the Company's independent registered public accounting firm, that during the course of their audit of the Company's consolidated financial statements for 2006 they identified deficiencies in internal control. Virchow Krause indicated that it is their belief that the combination of the deficiencies constitutes a material weakness. The deficiencies relate to the following: (1) the lack of timely account reconciliation for certain general ledger accounts; (2) duplicate payment of a certain vendor invoice; (3) entering into a business agreement to sell or lease property without a written contract; and (4) the lack of segregation of duties with respect to the payment of vendor invoices. The Company has discussed the deficiencies identified above with the Audit Committee and Virchow Krause and believes that through measures already taken since such deficiencies were identified the Company has remediated the material weakness.

This Annual Report on Form 10-KSB does not include a report of our management's assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for small business issuers. The Company is currently in the process of reviewing and formalizing its internal controls and procedures for financial reporting in accordance with the Securities and Exchange Commission's rules implementing the internal control reporting requirements included in Section 404 of the Sarbanes-Oxley Act for small business issuers. The Company has not completed this process, and this process will require significant amounts of management time and resources. In the course of evaluation and testing, management may identify deficiencies that will need to be addressed and remediated.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-KSB, the disclosure controls and procedures did not provide reasonable assurance of effective because of the internal control deficiencies identified above. However, they concluded that the internal control deficiencies identified above did not impact the quality of the financial information in this Annual Report on Form 10-KSB and that the consolidated financial statements included in this Annual Report on Form 10-KSB fairly state, in all material respects, the Company's financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

There can be no assurances that our disclosure controls and procedures will detect or uncover all failure of persons with the Company to report material information otherwise to be set forth in the reports that we file with the Securities and Exchange Commission.

Based on an evaluation performed by the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, except as identified above, there were no changes in the Company's internal control over financial reporting identified in such evaluation that occurred during the quarter ended December 31, 2006 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Item 8B. Other Information

None.

Part III

Item 9. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance With Section 16(a) of the Exchange Act

The information called for by Item 401 of Regulation S-B with respect to the directors of the small business issuer and by Item 405 of Regulation S-B is incorporated herein by reference from the small business issuer's definitive Proxy Statement involving the election of directors filed or to be filed pursuant to Regulation 14A not later than 120 days after December 31, 2006 (the "Proxy Statement") under the headings "Election of Directors" and "Security Ownership of Certain Beneficial Owners and Management – Section 16(a) Beneficial Ownership Reporting Compliance".

The information concerning the audit committee financial expert and the identification of the audit committee members required pursuant to Items 407(c)(3), 407(d)(4) and 407(d)(5) of Regulation S-B is incorporated herein by reference from the Proxy Statement under the heading "The Board of Directors and Its Committees".

The Company has adopted a Financial Officers Code of Ethics for its Chief Executive Officer, its Chief Financial Officer and Controller (the "Code of Ethics"). The Company has posted a copy of the Code of Ethics on the Company's website at www.themiddletondollcompany.com. The Company intends to satisfy the disclosure requirement of Item 10 of Form 8-K regarding amendments to, or waivers from the Code of Ethics by posting such information on its website at www.themiddletondollcompany.com.

Item 10. Executive Compensation

The information called for by this Item 10 is incorporated herein by reference from the Proxy Statement under the heading "Executive Compensation"; provided, however, that the subsection entitled "Compensation Committee Report" shall not be deemed to be incorporated by reference.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by Item 201(d) of Regulation S-B is incorporated herein by reference from the Proxy Statement under the heading "Executive Compensation – Equity Compensation Plan Information" and the information required under Item 403 of Regulation S-B is incorporated herein by reference from the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management".

Item 12. Certain Relationships, Related Transactions, and Director Independence

The information called for by this Item 12 is incorporated herein by reference from the Proxy Statement under the heading "Related Person Transactions".

Item 13. Exhibits

Reference is made to the separate exhibit index contained on pages 55, 56 and 57 hereof.

Item 14. Principal Accountant Fees and Services

The information called for by this Item 14 is incorporated herein by reference from the Proxy Statement under the heading "Proposal No. 2 – Ratification of Appointment of Independent Auditors".

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the small business issuer caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 23, 2007.

THE MIDDLETON DOLL COMPANY



Salvatore L. Bando,
President and Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the small business issuer and in the capacities indicated on March 23, 2007.



Salvatore L. Bando
President and Chief Executive Officer, Director



Craig R. Bald
Vice President Finance and Chief Financial Officers
(Principal Financial and Accounting Officer)



Kenneth A. Werner, Jr.
Director



Peter A. Fischer
Director



David A. Geraldson, Sr.
Director

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
3.2	Amendment to Articles of Incorporation, changing name to "The Middleton Doll Company" (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2001).
3.3	By-laws (incorporated by reference to Exhibit 3.2 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
3.4	Amendment to By-Laws (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K, dated February 15, 2007, as filed with the Securities and Exchange Commission on February 21, 2007).
4.1	Instruments defining the Rights of Security Holders (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
4.2	Amended and Restated Credit Agreement dated April 30, 1999, by and among Bando McGlocklin Small Business Lending Corporation, Firstar Bank Milwaukee, N.A., as agent, and the Financial Institutions parties thereto (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended March 31, 1999).
4.3	First Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated February 28, 2000 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2000).
4.4	Second Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated April 28, 2000 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-Q for the quarterly period ended June 30, 2000).
4.5	Third Amendment to Amended and Restated Credit Agreement between Bando McGlocklin Small Business Lending Corporation and Firstar Bank, as agent for the Lenders, dated June 30, 2000 (incorporated by reference to Exhibit 4.4 to the Company's Form 10-Q for the quarterly period ended June 30, 2000).
4.6	Fourth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and Firstar Bank, N.A., as agent for the Lenders, dated June 29, 2001 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2001).
4.7	Fifth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.), as agent for the Lenders, dated June 28, 2002 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2002).
4.8	Sixth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association, as agent for the Lenders, dated February 24, 2003 (incorporated by reference to Exhibit 4.8 to the Company's Form 10-K for the year ended December 31, 2002).

4.9	Seventh Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.) dated June 27, 2003 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2003).
4.10	Eighth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.) dated June 25, 2004 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2004).
4.11	Ninth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A.) dated May 17, 2005 (incorporated by reference to Exhibit 4.11 to the Company's Form 10-K for the year ended December 31, 2005).
4.12	Tenth Amendment to Amended and Restated Credit Agreement among Bando McGlocklin Small Business Lending Corporation, the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A., successor by merger to Firstar Bank Milwaukee, N.A.), as Agent, dated June 24, 2005 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, dated June 24, 2005, as filed with the Securities and Exchange Commission on July 22, 2005).
4.13	Twelfth Amendment to Amended and Restated Credit Agreement among Lee Middleton Original Dolls, Inc. (as successor in interest to Bando McGlocklin Small Business Lending Corporation), the financial institutions party thereto and US Bank National Association (formerly Firstar Bank, N.A., successor by merger to Firstar Bank Milwaukee, N.A.), as Agent, dated June 23, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-QSB for the quarterly period ended June 30, 2006).
4.14	Master Note Purchase Agreement dated January 1, 1997, between the State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.7 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
4.15	First Amendment to Master Note Purchase Agreement dated June 1, 1998, by and among the State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 1998).
4.16	Third Amended and Restated Credit Agreement dated June 1, 1998, by and among State of Wisconsin Investment Board, Bando McGlocklin Small Business Lending Corporation and Bando McGlocklin Capital Corporation (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 1998).
10.1*	Bando McGlocklin Capital Corporation 1997 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarterly period ended March 31, 1997).
10.2*	The Middleton Doll Company 2003 Stock Option Plan (incorporated by reference to Appendix A to the definitive Proxy Statement of The Middleton Doll Company dated April 4, 2003).

10.3	Second Amended and Restated Management Services and Allocation of Expenses Agreement dated January 1, 2004, by and between InvestorsBank, The Middleton Doll Company, Bando McGlocklin Small Business Lending Corporation and Lee Middleton Original Dolls, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended March 31, 2004).
10.4	Loan and Real Estate Services Agreement dated October 14, 2005, by and between InvestorsBank, The Middleton Doll Company, and Bando McGlocklin Small Business Lending Corporation (incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2005).
10.5	Asset Purchase Agreement dated January 4, 2006, by and between InvestorsBank, The Middleton Doll Company, and Lee Middleton Original Dolls, Inc. (incorporated by reference to Exhibit 2 to Current Report on Form 8-K, dated January 4, 2006, as filed with the Securities and Exchange Commission on January 10, 2006).
10.6*	Restated Employment Agreement, dated December 1, 2006, by and among Lee Middleton Original Dolls, Inc., License Products, Inc. and Craig R. Bald (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, dated January 19, 2007, as filed with the Securities and Exchange Commission on January 22, 2007).
10.7*	Employment Agreement, dated June 20, 2005, by and among The Middleton Doll Company, Lee Middleton Original Dolls, Inc., License Products, Inc. and Kenneth A. Werner (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K, dated October 5, 2006, as filed with the Securities and Exchange Commission on October 5, 2006).
11	Statement Regarding Computation of Net Loss Per Share
21	List of subsidiaries of The Middleton Doll Company
31.1	Certification of Chief Executive officer
31.2	Certification of Chief Financial Officer
32.1	Written Statement of the President and Chief Executive Officer of The Middleton Doll Company pursuant to 18 U.S.C. Section 1350.
32.2	Written Statement of the President and Chief Financial Officer of The Middleton Doll Company pursuant to 18 U.S.C. Section 1350.

---

* Represents a management compensatory plan or arrangement.

Exhibit 11

The Middleton Doll Company and Subsidiaries
Computation Of Net Loss Per Common Share

	For the Year Ended December 31,	
	2006	**2005**
Net loss available to common shareholders	$ (376,088)	$ (1,554,602)
Determination of shares:		
Weighted average common shares outstanding (basic)	3,727,589	3,727,589
Assumed conversion of stock options	-	-
Weighted average common shares outstanding (diluted)	3,727,589	3,727,589
Basic loss per share	$ (0.10)	$ (0.42)
Diluted losss per share	$ (0.10)	$ (0.42)

Exhibit 21

List of Subsidiaries

The Company has the following subsidiaries, each of which is 100% owned by the Company:

Name of Subsidiary	*Jurisdiction of Incorporation*
Lee Middleton Original Dolls, Inc.	Wisconsin
License Products, Inc. (1)	Wisconsin

(1) Lee Middleton Original Dolls, Inc. owns 100% of the common stock of License Products, Inc.

Exhibit 31.1

I, Salvatore L. Bando, certify that:

1. I have reviewed this annual report on Form 10-KSB of The Middleton Doll Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):
   (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.



Date: March 23, 2007

Salvatore L. Bando
President and Chief Executive Officer

Exhibit 31.2

I, Craig R. Bald, certify that:

1. I have reviewed this annual report on Form 10-KSB of The Middleton Doll Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

   (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.



Date: March 23, 2007

Craig R. Bald
Vice President Finance and
Chief Financial Officer

Exhibit 32.1

Written Statement of the President and Chief Executive Officer of The Middleton Doll Company Pursuant to 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned President and Chief Executive Officer of The Middleton Doll Company (the "Company"), hereby certify, based on my knowledge, that the Annual Report of Form 10-KSB of the Company for the period ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 23, 2007



Salvatore L. Bando
President and Chief Executive Officer

Exhibit 32.2

Written Statement of the Vice President - Finance and Chief Financial Officer of The Middleton Doll Company Pursuant to 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned Vice President - Finance and Chief Financial Officer of The Middleton Doll Company (the "Company"), hereby certify, based on my knowledge, that the Annual Report of Form 10-KSB of the Company for the period ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 23, 2007



Craig R. Bald
Vice President Finance and
Chief Financial Officer

END

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